Technical Report
Guanacevi Project
Range Consulting Group, LLC

Technical Report
Mineral Resource & Reserve Estimate
Guanacevi Project
Durango, Mexico

Prepared for:
Endeavour Silver Corp

Effective Date:
March 31, 2006

Prepared by
Range Consulting Group, LLC

A.E. Olson, Member AusIMM

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List of Figures

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List of Tables

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1           Summary

At the request of Endeavour Silver Corp. Ltd. (“EDR”), a TSX listed mining company, Range Consulting Group, LLC (“RCG”) conducted an audit of the resources and the reserves for the Guanacevi project, located near Guanacevi, Durango State in Mexico. The work entailed estimating and auditing mineral reserves and resources in conformance with CIM Mineral Resource and Mineral Reserve definitions referred to in National Instrument (NI) 43-101, Standards of Disclosure for Mineral Projects. It also involved the preparation of a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1 (“the Report”). The work represents a reserve statement and an updated resource estimate for the Guanacevi project.

The assessment is based upon discussions and information gathered by RCG personnel during a visit to the Guanacevi project and from reports and data supplied by EDR. EDR filed a technical report in May 2005, titled “A Technical Review of The North Porvenir Zone, Santa Cruz Mine, Guanacevi Project in Durango State, Mexico” by Velasquez Spring of Watts, Griffis and McOuat Limited and it is incorporated by reference herein.

The definitions of the proven and probable reserves and, measured, indicated and inferred resources as used by RCG are the CIM Standard Definitions and are presented for convenience in Section 23.5 of this report.

The Mineral Reserve estimate by EDR, dated March 2006, audited and validated by A.E. Olson, RCG managing director who is the independent Qualified Person for this report, is as follows:

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Table 1 Reserves as of March 15, 2006

Endeavour Silver Corp.
MINERA SANTA CRUZ Y GARIBALDI S.A. de C.V.
RESERVES AS OF MARCH 15, 2006 - RCG Adjusted Estimate

Zone 1
Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077

Proven + Probable	44,696	425	0.63	611,400	912	468	674,328

Zones 2 & 3
Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600

Proven + Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined
Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677

Proven + Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Notes:
1/ Includes mining recovery of 87%
2/ Includes dilution of 10% at 70 gm/t Ag
3/ Silver recovery is estimated to be 70% and 80% for Zones 1 and Zones 2 & 3, respectively
4/ Gold recovery is estimated to be 76.5% for all Zones.
5/ Breakeven Cut-off grade for Zone 1 is minimum of 1.0 m at 404 gm/t AgEquiv and 306 gm/t AgEquiv incremental
6/ Breakeven Cut-off grade for Zones 2 and 3 is 1.0m at 353 gm/t AgEquiv and 311 gm/t AgEquiv incremental
7/ Formula for Equivalent Ag Ounces = Ag Ounces + Au Ounces * Gold Factor
8/ Gold Factor = (Recovery Ag/Recovery Au) * (NSR Ag/NSR Au) or 69 and 60 for Zone 1 and Zones 2 & 3, respectively.
9/ NSR, $/oz = Price - Freight - Smelting - Refining - Royalty
9/ Reserves are based on manual estimates
10/ 1 troy ounce - 31.1035 grams

The Mineral Resource estimate by EDR, outlined by area, dated March 2006, audited and validated by A.E. Olson, RCG managing director who is the independent Qualified Person for this report, is as follows:

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Table 2 El Porvenir and North Porvenir Inferred Resources as of March 15, 2006

Endeavour Silver Corp.
MINERA SANTA CRUZ Y GARIBALDI S.A. de C.V.
INFERRED RESOURCES AS OF MARCH 15, 2006

Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,248
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300

All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,548

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Formula for Equivalent Ag Ounces = Ag Ounces + Au Ounces * Gold Factor
4/ Gold Factor = (Recovery Ag/Recovery Au) * (FS&R Ag/FS&R Au) or 69 and 60 for Zone 1 and Zones 2 & 3, respectively.
5/ Resources are based on a polygonal estimate. 6/ 1 troy ounce equals 31.1035 gms.

Table 3 Deep Santa Cruz Inferred Resources as of March 15, 2006

Endeavour Silver Corp
DEEP SANTA CRUZ
INFERRED RESOURCES AS OF MARCH 15, 2006

Vein	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Shell A	18,879	653	0.59	396,400	358	689	418,238
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,368
Shell C	46,916	542	1.07	817,500	1,614	607	915,954
Shell D	12,737	772	1.94	316,100	794	890	364,534

All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,094

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Gold Equivalent based on the ratio of $427 gold price and $6.98 silver price ($427/$6.98 = 61). The gold equivalent calculation will be affected by other factors, such as recovery and the net smelter return of both gold and silver. These factors are not known for the Deep Santa Cruz area.
5/ Resources are based on a manual polygonal estimate.
6/ 1 troy ounce equals 31.1035 gms.

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Table 4 Porvenir Dos Inferred Resources as of March 15, 2006

Endeavour Silver Corp.
PORVENIR DOS
INFERRED RESOURCES AS OF MARCH 15, 2006

Vein	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,812
Conglomerate	40,115	474	0.73	611,300	942	519	668,762

All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,574

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Gold Equivalent based on the ratio of $427 gold price and $7.00 silver price ($427/$6.98 = 61). The gold equivalent calculation will be affected by other factors, such as recovery and the net smelter return of both gold and silver. These factors are not known for the Porvenir Dos area.
5/ Resources are based on a manual polygonal estimate.
6/ 1 troy ounce equals 31.1035 gms.

In May 2004, EDR signed a formal purchase agreement to acquire 100% interest in the silver and gold producing Santa Cruz Mine and the Guanacevi processing plant from Minera Santa Cruz y Garibaldi S.A. de C.V. (“MSCG”) and Metalurgica Guanacevi S.A. de C.V (“MG”).

Since then, EDR has signed additional purchase and lease agreements, thereby acquiring rights to additional highly prospective areas, including the North Porvenir, El Porvenir, Porvenir Dos and Deep Santa Cruz (“DSC”) areas. All of the areas lie on the same Santa Cruz Vein (“SCV”) for which mineralization has been identified by EDR for some 5000 meters on strike.

Currently, EDR controls 456 ha of concessions along the strike of the SCV. The total concession area comprises the seven original exploitation concession owned by Grupo Peñoles for which MSCG holds the exclusive mining lease on these concessions until 2016, (Santa Cruz Dos, Santa Cruz Ocho, El Pelayo y Anexas, Unification Santa Cruz, San Guillermo, Unificacion Flora, El Pelayo areas). In 2005, EDR acquired ownership rights from Peñoles for the concessions in Guanacevi around the Santa Cruz mine and another 49.8 ha concession called San Pedro Uno and MSCG also holds the mining lease for this concession. This concession and agreement covers the areas known as San Pedro Uno.

MG is the surface owner where the processing plant and tailing facility are located on a contiguous area covering approximately 82 ha.

The mining district of Guanacevi where, the Guanacevi, project is located lies in northwestern Mexico in the northwest portion of Durango State some 260 km northwest of the inland city of Durango. The Guanacevi project is located 3.6 km S58°W from the

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town of Guanacevi. Topographic co-ordinates of the project are 25°54'47"N latitude and 105°58'20"W longitude. The project lies at an average elevation of 2,370 m above sea level.

The Guanacevi project is accessed from Durango, Durango via a paved highway. The drive requires about four and one half hours. The city of Durango is serviced by regional air service with numerous daily flights to major Mexican cities. There is also direct daily international air service provided daily flights from Los Angeles and twice weekly flights from Houston.

The Guanacevi project is well served by the local town of Guanacevi. The population of Guanacevi is approximately 2,000. The town has all modern amenities, including schools and medical care facilities. Although various people are engaged in town services, the town is economically dependent on the mining and milling operations within the district. Therefore, EDR has access to a skilled labor pool for its underground and surface operations. EDR has an attractive remuneration package and to date, has attracted well qualified Mexican national professionals to work at the project.

The rock types of the district can be grouped into three principal stratigraphic groups based on Consejo de Recursos Minerales stratigraphic studies and EDR drill core-based observations during the 2005 exploration program.

The oldest unit in the district is the Guanacevi Conglomerate (“GC”), a polymictic basal conglomerate composed of angular to subangular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous on the basis of biostratigraphic indicator fossils mentioned but not detailed in a Durango State Geological Reference Report. Overlying the GC is the Lower Volcanic rocks.

The sequence of rock types in the Lower Volcanics (“Ta”) as presently understood is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 meters. Conglomerate beds are from a few centimeters to 150 meters thick at the top of the package, and differ from the GC in that clasts are mainly andesite of varying textural types.

Rhyolite crystal-lapilli tuff units (“Tr”) uncomformably overly the andesite that is generally structurally disrupted and altered by oxidation and silification. It is known as Upper Volcanics. The rhyolite is strongly argillically altered with silification overprinting argillic alteration in the immediate hanging-wall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz ‘eyes’ up to 4mm in diameter, and the matrix consists of adularia, kaolinite, and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from

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thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter.

Major veins of the Guanacevi District have been mapped by EDR. The map pattern constitutes an erosional window caused by crustal uplift apparently centered about 3 km west of Guanacevi. With some exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift center, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high-angle normal faults that characterize the region are:

(a)	The dominant structural trend in the region is NW, with significant N— NNE faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district
(b)	NE faults postdate the mineralized structures; and
(c)	E-W faults appear latest of all.

The Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The SCV is similar in many respects to all the other veins in the Guanacevi district except that it is the only one to lie on the west side of the horst of GC and associated facies and it dips west instead of east.

In the Porvenir Dos area, a Tr-Ta contact occurs high in the hangingwall of the SCV showing a semi-conformable relationship between the two lithologies, and demonstrating a Ta-GC contact on the SCV structure. Deeper in the hangingwall, andesite is in fault contact with the GC on the SCV structure.

In the DSC sections, Tr overlies Ta on a low-angle contact deep in the hangingwall of the SCV structure. This contact lies at about 2100 m elevation, approximately 250 meters lower than in the Porvenir Dos area. The lowering of this contact from north to south is a question presently being addressed by geological work.

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hangingwall and with silicification near the veins. Phyllic alteration, however, is absent in the Guanacevi district.

The Guanacevi silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanacevi veins are typical of other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic Series of andesite flows, pyroclastics and epiclastics overlain by the Upper Volcanic Series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanacevi District that mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic magmatism or the onset of Upper Volcanic activity.

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Low sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 800 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon have yet been found but given that high grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (South of Santa Cruz Mine) to below the Level 13 in Santa Cruz, erosion cannot have removed much of the ore horizon.

Principal mineralization in the Santa Cruz Mine area is an epithermal low-sulfidation, quartz-carbonate, fracture-filling, vein hosted by a fault-structure that trends about N 45° W (+/- 5°) and dips 65° (+/- 10°). The fault and vein comprise a structural system referred to locally as the SCV structure or SCV fault. The SCV structure has been traced 5 km along the trend and averages about 3.5 m in width. Mineralization in the system is not continuous, but occurs in steeply NW-raking shoots up to 200 meters in strike-length. A second vein, sub-parallel to the SCV but less continuous, is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir. It is referred to in both areas as the Footwall Vein, although in Porvenir Dos, the term “Conglomerate Vein” has also been employed.

Exploration by EDR during 2004 and early 2005 was concentrated on the North Porvenir Zone of the Santa Cruz with some 23 drillholes (totaling 7406 m) completed. The 2004 exploration confirmed a mineral resource that is open both at depth and along strike to the northwest.

During 2004-2005, The El Porvenir – North Porvenir decline was extended more than 1524 m and crosscuts developed at approximately 25 m intervals to intersect the footwall of the vein and detailed mapping and channel sampling at 5 m intervals were cut across the vein and the zones of mineralization outlined.

A test stope was developed upwards along the vein to the El Porvenir claim boundary. Stoping advances were accompanied by detailed mapping, and back channel sampling at regular 5 m intervals. The detailed channel sampling has apparently shown good agreement with the 2005 mineral resource estimates.

During the period May 2005 through February 2006, EDR drilled an additional 24 holes in the North Porvenir Mine, bringing meters drilled to a total 14,195. Also in the mine area, 22 holes were drilled in the El Porvenir concession which contains the upper portion of SCV mineralization, for a total of 2,830 meters. Taken together, the total drilling in the Porvenir Mine area amounts to 69 holes and 17,025 meters.

During this period, EDR also conducted drill programs on the Santa Cruz Level 13 resource area, called DSC, and the Porvenir Dos concession.

In the last two quarters of 2005, exploration mapping, surveying, and sampling of the Porvenir Dos concession traced the SCV from North Porvenir about 800 meters north. A barren interval about 250 meters in length breaks outcrop continuity of the SCV on the

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north end of the El Porvenir concession from the continuation of SCV on Porvenir Dos. A drill program was designed and approved by EDR management and the local Ejido. Drill road and pad construction was undertaken in September, 2005, and drilling commenced in mid October. Since then 24 drill holes (5,062 m) have been completed.

Underground drilling began in late October, 2005, after three 100-meter drilling crosscuts were established off the main drift on Level 13 of the Santa Cruz mine. Cross-cut #1 was extended from a drill station used by Peñoles in the early 1980’s from which to drill below the 13 level. A series of 13 holes were drilled from Cross-cut#1, designed to drill the area on 50-meter centers. Drilling difficulties because of pervasive silification and fault structures oblique to many of the drilling attitudes complicated the program and introduced a certain amount of variation in the drill pattern.

In the remainder of 2006, EDR has budgeted 100 holes totaling 25,000 meters. The exploration projects to which this program will be devoted include: DSC (2000 m), deep drilling on North Porvenir (4000 m), Porvenir Dos (2000 m), La Prieta (2000 m), and San Vicente-Nuestra Senora-San Marcos (3000 m). It is estimated to cost $2.5 million.

Production from the mine and mill in 2005 amounted to 948,323 Ag ounces, 2,332 Au ounces, or 1,088,543 Ag equivalent ounces using an equivalence ratio of 60 for Ag and 1 for Au. This production came from 102,617 tonnes of ore at an average grade of 385 gm/t Ag and 0.88 gm/t Au, or 438 g gm/t Ag equivalent using an equivalence of 60 Ag to 1 Au. The mining operating costs averaged $35.40/t of ore. The mine was charged $23.00/t by the MG processing plant for ore processing.

Mining operations are carried out by a local Durango mining contractor under the close supervision of EDR’s mine management. The mining contract expires on December 31st 2006. In the event that both parties fail to agree on acceptable terms for renewal, then EDR would assume the day to day mining operations. Assumption of the mining activities would most likely lead to further flexibility and optimization of costs. Current mining operations are budgeted at 550 tpd, assuming timely completion of the ball mill expansion.

A conventional cut and fill mining method is employed. Stopes are generally 100 meters long and 40 meters high.

Access to the stoping areas is provided by a series of primary and secondary ramps in the footwall. The ramps have grades from minus fifteen percent to plus twelve percent with plus or minus twelve percent as standard. The dimensions are: 4 by 4 meters for primary ramps and 3.5 by 3.5 meters for secondary ramps.

Stope access is by short (10 to 20 m) crosscuts from the ramp to the vein/stope. The crosscuts are generally 3.5 by 3.5 meters in section and are usually driven down at minus eighteen percent to intersect the stope. As the stope advances up dip on the vein, the back is taken down in these crosscuts to maintain access until the crosscut reaches a maximum inclination of eighteen percent.

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Mining in the stopes is done with jackleg drills. Back cuts via breasting at two meters high are taken and the broken ore is mucked out using scooptrams (2 or 3.5 yd depending on vein width). Then waste fill from mine development is placed in the stope by the same scooptrams to within 2 to 2.5 meters of the back. When the vein is less than 2.5 meters wide the footwall is slashed to provide adequate width. This is done during the fill cycle and the slashed material remains in the stope as fill. Mining dilution averages ten percent and lost ore is also approximately ten percent. The dilution material in almost all cases is mineralized and therefore it is difficult to estimate its impact on the final grades of the mined ore.

The MG mill processes ore from North Porvenir, El Porvenir, MSCG, custom, purchased ores and the old tailings from the MG tailings ponds.

The grinding section of the mill has a capacity of 420 tpd using 4 ball mills with rubber liners. The grinding circuit can be optimized if the rubber liners are replaced with steel.

The flotation circuit has a capacity of about 420 tpd, while the cyanide leach circuit can process up to 800 tpd. The flotation section is currently utilized when there is non-oxidized mill feed. The flotation concentration ratio is typically 18:1, but can go as high as 30:1. The processing flowsheet consists of coarse ore storage bins, conventional crushing, with a primary jaw crusher followed by a 4 foot secondary cone and 3 foot tertiary cone and screening (-½” or - 5 / 8 ”), grinding (60% passing 200 mesh) followed by either cyanidation or flotation.

The cyanide circuit consists of agitated leach tanks with oxygen addition, clarification, Merrill Crowe process, silver and gold precipitation with zinc followed by drying and refining. Oxidized ore is piped to a 50' diameter thickener and is then thickened to 50% solids slurry. The thickened slurry is transferred to leach tanks (12 units each of 40 tonnes capacity) that are arranged for gravity flow from tank to tank. The site utilizes 8 leaching tanks at present. The tanks are positioned in two rows of six units in each row. Each tank is equipped with an agitator. NaCN is added to the slurry at a ratio of 0.75 kg per tonne of slurry. Oxygen is injected into the slurry in the first tank to reduce the retention time of the process. The solution from the leaching tanks is processed through 4 thickeners. The pregnant solution goes to Merrill-Crowe plant for extraction and precipitation of the silver-gold precipitate. The retention time in the leaching plant is about 70 hours, but the majority of the silver and gold is leached in the first 24 hours. Recoveries average around 75% for both silver and gold, but can range from a low of 65% to high of 90% and are ore dependant. All of EDR’s material is processed in the cyanide circuit.

RCG believes that these resource and reserve estimates have been reasonably prepared and conform to acceptable engineering practices for reporting reserves and resources. RCG also believes that the classification of resources and reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

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The reserves and resources herein reported by EDR for the Guanacevi project were reviewed by RCG and constitute part of the ongoing operations by EDR. In RCG’s opinion there are no significant technical, legal, environmental, or political considerations that would materially affect the extraction and processing of the reserves and resources at the Guanacevi project.

RCG believes that the estimate of resources made and the procedures used by EDR are conservatively prepared when compared to other companies. The land controlled is highly prospective and RCG believes a high percentage of the resources could ultimately be converted in reserves with additional exploration and development. In RCG’s opinion, the Guanacevi project has the potential to be a significant silver producing district once again.

RCG recommends continued support for exploration activities at Guanacevi to develop resources into reserves and additional resources to extend mine life. EDR should continue to prioritize the exploration targets since the Guanacevi project area has a broad potential for the development and possible discovery of new ore. Underground access to the exploration areas must continue to be the primary means of investigating resource targets and developing reserves.

During the course of the review, RCG had an opportunity to review the procedures of EDR with respect to exploration, mine planning, and resource estimation. As part of the process on continuous improvement, RCG recommends the following for improvement of the overall operation.

  All current mining from the SCV is above the water table. Some of the lower resource blocks in North Porvenir, as well as, the resource blocks in DSC and Porvenir Dos are most likely below the water table encountered in the historic workings. RCG recommends that these exploration holes be suitably cased and saved for future hydrology studies. RCG believes that mining below the water table may have an affect on the current mining methods and costs.

  The resources and reserves in the El Porvenir area are based on the default specific gravity (“SG”) of 2.6. The exploration department has conducted specific gravity tests on most of the sampling on the vein. It is recommended that these specific gravity figures be used in future compositing of the SCV in the North Porvenir and El Porvenir areas. The resources calculated in the DSC and Porvenir Dos areas used the composited SG for each vein intercept.

  The ability to reconcile the ore mined and milled to the original estimate will be the critical part of future ore reserve and resource calculations. EDR currently has no specific plan for reconciliation. RCG recommends EDR develop a specific plan for reconciliation on a stope by stope basis. Reconciliations will form the basis for reviewing the classification of measured, indicated, and inferred resources.

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  It is advisable to conduct further work to determine the extent of the MnO2 material so that a better understanding of the extent of MnO2 mineralization can be determined and incorporated into future mine planning as the MnO2 depresses Ag recovery.

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2               Introduction

2.1            Terms of Reference

RCG’s scope of work for the technical review focused on a review of the current status of the Guanacevi project and specifically included auditing the resource and reserve figures prepared by EDR and adjusting as necessary. This review included an examination of the existing data, a review of the geological interpretation, data compilation, and quality assurance/quality control (“QA/QC”) procedures.

2.2            Purpose of Report

The purpose of the Report is to serve as an independent estimate of the reserves and resources of the Guanacevi project for EDR. The report is prepared for EDR and this Report meets the requirements of Canadian regulatory authorities under National Instrument 43-101 and documents the requirements of the criteria, methods, and evaluations required to fulfill the technical requirements of a Mineral Project.

2.3            Sources of Information

In preparing this Technical Report, RCG has obtained assistance and information from:

  Officers, consultants and employees of EDR and its subsidiaries;
  Reports, memoranda prepared for or by EDR on exploration, resources, sampling, assaying, metallurgical testing, and mine engineering;
  Third party independent analysis and published reports; and
  Public information released by EDR.

In preparing this Report, RCG has relied on assistance and information from various parties and sources. Sources of information are acknowledged throughout the text, where the information is used.

2.4            Field Involvement

RCG was engaged by EDR to audit the reserves and resources and prepare this Report to quantify the Project’s resource and reserves as part of the ongoing operations and for the evaluation of mining options for other areas on EDR’s landholdings.

The Author visited the Guanacevi project mine to gain familiarity with the geography of the property, its general layout, the extent of current development, facilities and data residing there. Most of the time was occupied with reviewing and auditing the existing technical information. A visual inspection of the current mining operations, milling facility, analytical laboratory, and exploration in progress was also completed.

2.5            Currency

All currencies are expressed in first quarter 2006 U.S. dollars (“$” or “USD”) unless otherwise specifically noted.

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Unless specifically noted, all local costs are quoted in Mexican Pesos (“MXP”) and local costs were converted at the rate of 10 MXP per USD.

3               Disclaimer

RCG has followed reasonable procedures in preparing this Report that is based in part on details, information, and assumptions provided by others. RCG cannot guarantee the correctness of all of the information but to the extent of this investigation and within the scope of the assignment, assumptions, conditions, and qualifications, it is believed that this Report is substantially correct.

Most of EDR’s costs are sourced in Mexico and based in currency of Mexico. An exchange rate of 10 MXP per USD was assumed throughout this report. Consequently, a material adverse change in the exchange rate may have a similar affect on the figures cited in this report and the cut-off grade.

Reserve and resource estimates for the Guanacevi project are forward looking statements and may differ from the actual amount of saleable minerals recovered in mining operations. Principle deviation may result from grade variations within the deposit, metallurgical response of the mineralization, market prices and operating cost levels achieved by the operator.

The Report contains information relating to mineral titles, permitting, regulatory matters and legal agreements. The information in the Report concerning these matters is required by NI Form 43-101F1. The Author is generally knowledgeable concerning these issues in the context of the mineral industry but is not a legal or regulatory professional. RCG has not conducted a detailed land status evaluation, and has relied upon information supplied by EDR on land ownership and permitting.

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4               Property Descriptions and Location

4.1            Property Area

The Guanacevi Project was initially comprised of seven exploitation concessions totaling 406.38 ha in area. Six of these concessions were held in the name of the Mexican mining company, Grupo Peñoles (“Peñoles”). Minera Santa Cruz y Garibaldi S.A. de C.V. (“MSCG”) holds an exclusive mining lease on these concessions until 2016.

Table 5 EDR Concessions Guanacevi Project

Area	Claim	Type	Title	Area- has
Porvenir Dos	Porvenir Dos	Exploitation	161449	30.00
North Porvenir - El Porvenir	El Porvenir	Exploitation	168488	15.00
	Santa Cruz Dos	Exploitation	191773	113.54
	Santa Cruz Ocho	Exploration	215911	165.63
	El Pelayo	Exploration	219704	5.80
	El Pelayo Y Anexas	Exploitation	193392	56.25
Santa Cruz	Unificacion Santa Cruz	Exploitation	186577	28.59
	San Guillermo	Exploitation	179601	5.00
	Unificacion Flora	Exploitation	189233	36.55
	La Prieta	Exploitation	148479	7.00
San Marcos - San Vicente	San Marcos	Exploitation	185486	5.55
	San Vicente	Exploitation	187020	8.00
	Nuestra Senora	Exploitation	185412	5.60
El Aguaje	El Aguaje De Arriba	Exploitation	170158	5.00
	Amp. El Aguaje de Arriba	Exploitation	170159	7.00
	La Plata	Exploitation	170156	2.00
San Pedro	San Pedro Uno	Exploitation	191143	49.84
	La Sultana	Exploitation	169215	11.58
			Total	557.93

An additional 49.84 ha in the mineral concession San Pedro Uno, title number 191143, which belonged to Peñoles, is under the mining lease held by MSCG, is owned by EDR under its agreement with Peñoles and is included in the acquisition. This concession covers other veins some 2 km to the north from the Santa Cruz Mine (the El Porvenir North Porvenir, Porvenir Dos and Deep Santa Cruz areas are collectively known as the Santa Cruz Mine”) that reportedly have never seen modern exploration. The concessions are shown on Figure 1 Concession Area.

Metalurgica Guanacevi S.A de C.V. (“MG”) is the surface owner where the processing plant and tailing storage facility are located covering approximately 82 ha.

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Subsequent to the agreement with MSCG and MG, Minera Planta Adelente S.A de C.V. (“MPA”) has purchased the concessions owned by Minera Capela S.A. de C.V., (“MC”) which is a wholly owned subsidiary of Peñoles and replaces MC in the mining lease with MSCG. In addition MPA has obtained 21 hectares from Lara Zavala called La Prieta at the South end of the trend. MPA has also obtained 41.6 hectares from Sr. German Zubia Rivera at the Northern end of the trend called “Porvenir Dos”. EDR now holds 557.93 hectares in the project. A mining lease was signed with Minera Tayahua S.A. de C.V. (“MT”) on the El Porvenir concession for an initial 5 years with an option to renew for another 5 years.

4.2            Mineral Policy in Mexico

In 1995, a new mining law was enacted. This law together with the North American Free Trade Agreement requires that the investors of member countries be treated the same way Mexico treats its citizens with regard to the establishment, acquisition, expansion, management, conduct, operation, sale or other disposition of an investment. The mining law permits foreign investment up to 100%.

Initial concessions are called "exploration" concessions and are awarded for six years in total, beginning from the date the concession is registered in the Public Mining Registry. These concessions are granted for three years and the holder has the option to renew for an additional three years.

A written report must be submitted describing the work and results obtained on the concession before the end of the six year exploration period. Within six years, the exploration property can be reduced in size if the owner of the concession wishes.

At the end of the sixth year, an exploitation permit must be applied for, if the owner wants to continue work on the concession. This is valid for 50 years from the day it is registered with an option to renew for an additional 50 years.

The license obliges the applicant to:

  Execute work under the terms and conditions established by law;
  Pay the established mining rights;
  Locate a starting and reference point for the location of the concession;
  Begin work on the concession within 90 days of registration;
  Submit an assessment report each May outlining the work done on the concession from January to December of the previous year; and
  Submit receipts annually to prove expenditures made on the concession.

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Figure 1 Concession Area

SULTANA 162915
SAN PEDRO UNO
191143
SAN MARCOS
EL PELAYO
219709
EL PORVENIR
DOS
CLAIM 161449
EL PORVENIR
CLAIM 169468
EL PELAYO Y ANEXAS
CLAIM 190362
NUESTRA
SEÑORA 189412
AMPL. EL AGUAJE
DE ARRIBA 170159
SAN VICENTE
187020
SANTA CRUZ DOS CLAIM
191773
LA PLATA
170156
EL AGUAJE DE
ARRIBA 170158
UNIFICACION SANTA CRUZ
CLAIM 186577
SAN GUILLERMO
CLAIM 179601
LA PRIETA
149479
SANTA CRUZ OCHO CLAIM
215911
UNIFICACION FLORA
CLAIM 189233
NORTH
Meters

ENDEAVOUR SILVER CORP.

Guanacevi Project

Guanacevi, Durango State, Mexico

Guanacevi Claim Map

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4.3            Location and Access

The mining district of Guanacevi is located in northwestern Mexico in the northwest portion of Durango State some 260 km northwest of the inland city of Durango. The Guanacevi project is located 3.6 km S58°W from the town of Guanacevi ( See Figure 2). Topographic co-ordinates of the project are 25°54'47"N latitude and 105°58'20"W longitude, at an average elevation of 2,370 m above sea level.

Figure 2 Location Map

4.4            Survey of Property

Concessions in Mexico are legally surveyed when they are first located. A “Punto Partida” (“PP”), which is a survey monument that is located and typically constructed of rock or concrete, is placed to locate the concession. This point is surveyed by a registered mineral property surveyor in Mexico and tied into the Mexican national grid. The outline of the property is then surveyed by meets and bounds from this concrete post and filed in order for the concession to be officially recorded. EDR has taken the approach of

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resurveying the ground for its own satisfaction. EDR started this process in June 2004 and continued through 2005. The Aguaje group, La Sultana and San Pedro Uno concessions are the only ones that have not been check surveyed by EDR.

4.5            Royalties & Property Agreements

EDR has executed various agreements in the normal course of acquiring the land position for the Guanacevi project. A brief description of the relevant agreements provided by EDR follows below.

4.5.1          Sale and Purchase of Shares with Reservation of Ownership Agreement

This agreement between the shareholders of MSCG and EDR through its subsidiary MPA contemplates the acquisition by EDR of shares of MSCG. MSCG is the holder of mining lease on some of the concessions and exploration rights on others as outlined in the concessions table in section 4-1 and leases some mining equipment from Penoles comprising the Santa Cruz property.

Under the terms of the agreement, EDR has the option to pay to the shareholders of MSCG the amount of US$2,551,430 and spend $1million in exploration to acquire up to a 100% interest in MSCG in accordance with the following schedule:

(a)	US$852,143 on January 28, 2005, (paid)
(b)	US$423,571 on January 28, 2006, (paid)
(c)	US$637,858 on January 28, 2007, and
(d)	US$637,858 on January 28, 2008.

Upon payment of US$852,143 on January 28, 2005, EDR earned a 51% option interest in MSCG until January 28, 2006. On January 28, 2006, EDR paid US$423,571 in order not to relinquish its 51% interest in MSCG. Upon payment of US$423,571 on January 28, 2006, no further payments thereafter are required by EDR to maintain its 51% interest. EDR has the option to increase its interest from 51% to 100% by payments of US$637,858 on January 28, 2007 and another US$637,858 on January 28, 2008.

EDR incurred US$1,000,000 in exploration expenditures by May 17, 2005 as required by the agreement. However, the amounts advanced by EDR to MSCG as a loan pursuant to the MSCG Loan Agreement dated May 17, 2004 were deducted from the exploration expenditure commitment of US$1,000,000.

4.5.2          MSCG Shareholders’ Agreement

This agreement between the shareholders of MSCG and EDR outlines the participation of the parties in the development, administration and operation of the Santa Cruz property and the mining concessions of MSCG and its assets. The agreement came into effect upon EDR earning a 51% option interest in MSCG by the payment of US$852,143 on January 28, 2005.

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4.5.3          MSCG Assignment of Mining Concession Rights Agreement

This agreement between MSCG and EDR involves the transfer of two of MSCG’s rights, interests and title in its mining concessions to EDR in consideration for US$448,571. Of this amount, US$428,571 was paid, as required by the agreement, prior to May 17, 2004, and US$5,000 is to be paid annually on January 28, 2005, 2006, 2007 and 2008. Upon payment of US$5,000 on January 28, 2005, EDR earned an undivided option interest of 51% in MSCG’s mining concessions with MSCG retaining the remaining 49% interest, until January 28, 2006. On January 28, 2006, EDR paid US$5,000 in order not to relinquish its 51% interest in the mining concessions. Upon payment of US$5,000 on January 28, 2006, no further payments thereafter are required by EDR to maintain its 51% interest. EDR has the option to increase its interest from 51% to 100% by payments of US$5,000 on January 28, 2007 and another US$5,000 on January 28, 2008.

As previously disclosed, and subject to reduction by amounts loaned to MSCG, EDR incurred a total of US$1,000,000 in exploration expenditures by May 17, 2005 on the Santa Cruz property as required by the agreement.

4.5.4          MSCG Loan Agreement

This loan has been fully paid out including interest by MSCG to EDR. It is included here for completeness only. This agreement between MSCG and EDR involved a loan of US$350,000 to be advanced by EDR to MSCG, plus an additional loan amount of $75,000. The loan was used by MSCG to develop an underground ramp on the North Porvenir zone of the Santa Cruz property. The loan was secured by a promissory note and bore an interest rate of 9% per annum if the loan was not repaid by January 28, 2005. The loan was fully repaid by May 2005 from the net cash flows generated by ore mined from the underground ramp.

However, as previously disclosed, the amounts advanced by EDR to MSCG as a loan were deducted from EDR’s US$1,000,000 exploration expenditure commitment on the Santa Cruz property.

4.5.5          MG Sale and Purchase of Assets with Reservation of Ownership Agreement

This agreement between Metalurgica Guanacevi, S.A. de C.V. (“MG”) and EDR through it’s subsidiary Refinadora Plata Guanacevi S.A. de C.V., (RPG) is for the acquisition of up to a 100% of the assets comprised of the mineral processing plant and mill, including the underlying real property, located in the town of Guanacevi and MG’s office, assets and real property located in Durango, in consideration of US$4,000,000. On or prior to execution, EDR paid US$571,429. The remaining balance of US$3,428,571 is to be paid as follows:

(a)	US$1,142,857 on January 28, 2005, (paid)
(b)	US$571,429 on January 28, 2006, (paid)
(c)	US$857,142 on January 28, 2007, and
(d)	US$857,143 on January 28, 2008.

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Upon payment of US$1,142,857 by January 28, 2005, EDR earned a 51% option interest in MG’s assets until January 28, 2006. On January 28, 2006, EDR paid US$571,429 in order not to relinquish its 51% interest in MG’s assets. Upon payment of US$571,429 on January 28, 2006, no further payments thereafter are required by EDR to maintain its 51% interest. EDR has the option to increase its interest from 51% to 100% by payments of US$857,142 on January 28, 2007 and US$857,143 on January 28, 2008.

4.5.6          MG Joint Venture Agreement

This agreement between MG and EDR through its subsidiary RPG outlines the participation in the development, administration and operation of the assets of MG, in which the agreement became effective upon EDR earning a 51% option interest in MG’s assets by the payment of US$1,142,857 on January 28, 2005.

4.5.7          Contract for Transfer of Rights and Obligations and Sale and Purchase of Assets

In June 2005, EDR signed this agreement with Minera Capela S.A. de C.V., (MC) for the transfer of rights and obligations on mining concessions which cover 9 properties from MC to EDR. MC retains a 3% net proceeds royalty. In consideration EDR issued 1,000,000 units at a deemed price of CAD$1.60 per unit. Each unit is comprised of one common share and one share purchase warrant with an exercise price of CAD$2.10 until July 22, 2006 and CAD$2.30 thereafter until July 27, 2007.

The agreement allows for the formation of a strategic alliance with MC for EDR to acquire additional mining properties in Mexico. MC has agreed to provide EDR with access to information on its entire portfolio of mineral concessions throughout Mexico. On each additional property which EDR wishes to acquire from MC, a purchase price will be negotiated, payable in common shares of EDR. If EDR acquires additional properties from third parties introduced by MC, EDR will pay MC a 5% fee on the cash purchase price, also payable in common shares of EDR. If MC acquires property from a third party introduced by EDR, MC will pay EDR a 5% fee on the cash purchase price.

4.5.8          Contract for Transfer of Rights

In July 2005, EDR through it’s subsidiary MPA signed an option agreement for the transfer of rights from mining concessions relating to two properties, namely Porvenir Dos and La Sultana. In consideration, EDR will pay US$137,500 as follows:

(a)	US$25,000 upon signing of agreement, (paid)
(b)	US$12,500 on December 30, 2005, (paid); and
(c)	US$100,000 on December 30, 2006.

In August 2005, EDR through its subsidiary MPA signed an option agreement for the exclusive right to investigate and to explore 4 properties known as the La Prieta Group.

In consideration, EDR will pay US$100,000 as follows:

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(a)	US$15,000 on ratification date, (paid)
(b)	US$15,000 by six months of ratification date, (paid) and
(c)	US$70,000 by twenty-four months of ratification date.

The term of the agreement is 24 months.

4.5.9          Contract of Assignment of Mining Exploitation Rights

In October 2005, an agreement was executed between Minera Tayahua, S.A. de C.V. (“MT”) and EDR through it’s subsidiary MPA. The agreement provides for the exclusive right to explore and to mine the El Porvenir property. EDR is committed to incur a minimum of US$100,000 for each quarter in expenditures for exploration, development and mining. Additionally during the first two years of the five year term of the agreement, EDR must incur US$500,000. EDR is to mine from a minimum of 9,000 tonnes to a maximum of 27,000 tonnes per quarter. The term of the agreement is for five years but can be extended by another five years by mutual agreement by both parties. MT will receive a 3% net smelter return from production.

4.5.10         Compensation and/or Indemnification Contract for the Temporary Occupation of Cooperative Land

In November 2005, EDR entered into an agreement, with the local Ejido for the temporary surface access rights to certain land for the purpose of exploration in mining blocks covered by the mining concessions. In consideration, EDR will pay an annual fee of MXP10,000 which will increase by the rate of inflation plus 2% for term of 15 years.

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4.5.11         Ownership Chart

Figure 3 EDR Ownership Structure of Principal Assets Per EDR

What is not shown on this chart is a 4.5% royalty due from MSCG to MPA for equipment rental in the mine.

4.6            Environmental Liabilities

EDR represents that there are no known environmental liabilities other than those normally associated with owning an operating mine in Mexico.

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5               Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1            Topography, Elevation and Vegetation

Guanacevi is located on the altiplano at about 2,170 m elevation, east of the Sierra Madre Occidential mountain range within low, rounded mountains showing a relief of about 650 m from the valley bottoms near 2,100 m to the crests at 2,750 m.

The mountains are covered with predominately scrub oak and pine trees, and occasional cacti, with the pine trees more prevalent at the higher elevations

5.2            Climate

The dry season is from October through June with the wet season from July to September. The total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -14°C, while summer temperatures range from a minimum of 20°C to a maximum of 30°C.

5.3            Means of Access to the Property

The Guanacevi mining district can be reached from the capital city Durango by the federal paved highway number 45 north to the town of Canatlan then continuing along the paved highway that connects to Santiago Papasquiaro, then to Tepehuanes, and ending at Guanacevi, Durango. The total distance is approximately 320 km and requires about four and one half hours drive.

From the town of Guanacevi, a well conditioned dirt road leads southwards a few kilometers to the MG flotation and cyanidation plant and EDR offices and then an additional 5 km further to the Santa Cruz mine.

Guanacevi has a small airport with a 1,000 m long dirt airstrip capable of handling light aircraft.

Durango is serviced by a regional jet airport with numerous daily flights to major Mexican cities, and with some international flights to Los Angeles and to the southeast USA.

5.4            Proximity of the Property to a Population Center

The Guanacevi mining district covers an area measuring approximately 5 km (NE-SW) by 10 km (NW-SE) and contains more than 50 silver/gold mines and although only three of the mines are presently operating, there is considerable mining experience available in the area. The population of Guanacevi is approximately 2,000, and the town has all modern amenities, including primary schools and a secondary school of education (high school), two small, various stores, restaurants and a three star hotel. Although the town does not have a bank, it does have a "casa de cambio" (foreign exchange house). The town, mine and plant, are connected to the national land-base telephone system that provides reliable national and international direct dial telephone communications as well as stable internet connections and satellite television. Although various people are

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engaged in town services, the town is economically dependent on the mining and milling operations within the district.

5.5            Availability and Source of Power, Water, Skilled Personnel

The industrial water for the plant is recycled, with the make-up water (60,000 m3/year of fresh water) from a nearby underground mine.

Electrical power from the Federal Power Authority (34 kV) supplies the power to both the plant and mine.

The area has a rich tradition of mining and there is an ample supply of skilled personnel for both the underground mining operations and the surface facilities.

5.6            Sufficiency of Surface Rights for Mining Operations

EDR has negotiated access and the right to use surface lands sufficient for many years of operation.

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6               History

6.1            History (Spring, 2005)

It is not known if the indigenous tribes or the Spanish colonists first began mining in the Guanacevi district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th Century, it had become an important mining center as reported by Alexander von Humboldt in his travels through Nueva España. It reached its greatest activity at the start of the 20th Century when five processing plants were in operation and more than 15 mines were in production.

The district has experienced several periods of bonanza-grade production including the operation of a mint in 1844. The vast majority of production came prior to the Mexican Revolution. Guanacevi was known for its high silver grades. Official production records indicate a total value of 500 million pesos equivalent to approximately 500 million ounces of silver and silver equivalents, a present day value of about US$3.25 billion. That would make the Guanacevi district one of the top five silver mining districts in Mexico on the basis of past production.

Since the Revolution, production has been sporadic. The Guanacevi Mining Company operated from the 1930s until production ceased in 1942. Daily output was approximately 110 tpd.

In the 1970, the Comisión de Fomento Minero ("Fomento Minero"), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry constructed a 400 tpd flotation plant, now the MG plant. The plant has been expanded over time to its present capacity of 800 tpd for the cyanide circuit. In the early 1990s, Fomento Minero started construction of a 600 tpd cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding.

In 1992, MG, a private company purchased the Fomento Minero facilities and completed the construction of the leach plant. During 2002, the flotation plant production ranged from 170 to 250 tpd coming from the three mines: Santa Cruz, Barradon and La Prieta mines, with approximately 700 to 800 tpm additional feed purchased from other small scale operations.

Prior to EDR management, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. During the 1920s, Peñoles purchased several mines including the Santa Cruz mine, where from 1921 to 1924 the 330 m inclined shaft and several kilometers of underground workings on Levels 6, 7, 8, 10, 11 and 13 were developed that partially explored the vein ore shoots. However, the exploration results gave little encouragement to Peñoles at that time and Peñoles leased the concessions to various contractors who have, up to 2004, slowly mined the more accessible mineralization.

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The exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short lateral winke diamond drillholes (diameter approximately one inch) from the vein structure workings and detailed surveying and geological mapping of the underground workings. The limited exploration by Peñoles was well conducted, and blocked out several areas of potential resources

Pan American Silver Company ("PASC") conducted an eight month evaluation program in 2003 that consisted of an extensive, systematic, underground channel sampling and surveying program and the drilling of three diamond drillholes in North Porvenir area, holes SSC-01, SSC-02 and SSC-03.

In 2004, EDR completed a final agreement with the Mexican partner that owned the MG plant and shareholders of MSCG to take over the Santa Cruz Mine. Ramping was initiated in 2004 to intersect the area where PASC had drilled three holes in North Porvenir – El Porvenir area. In six months the ramp was driven and approximately 10,000 tonnes were mined from this new zone. Through 2005 approximately 29,300 meters of drilling has been completed in 123 holes from surface and underground, 1524 meters of ramping, 1122 meters of drifting, 466 meters of raising and 102,617 tonnes were milled

6.2            Historical Resource/Reserve Estimates

There is a historic reserve of 564,304 tonnes grading 265 gm/tonne silver and 0.61 gm/tonne gold (4.37 million ounces silver) reported by MT for a different part of the El Porvenir property. Although considered relevant, the reader is cautioned that this reserve estimate is historical in nature, and does not comply with the guidelines of National Instrument 43-101 and should not be relied upon. A Qualified person has not done sufficient work to classify the historical reserve estimates as current mineral reserves or resources. EDR is not treating the historical reserve estimates as current mineral reserves or resources as defined in National Instrument 43-101.

6.3            Past Production

Historical production prior to EDR’s involvement in the Guanacevi is roughly estimated in the table below:

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Table 6 Historical Production (Spring, 2005)

Year	Tonnes	Gold gm/t	Silver gm/t
1991 (from July)	2,306 (estimated)	1.0 estimated	470 estimated
1992	10,128.00	1.3 estimated	340 estimated
1993	12,706.00	0.8 estimated	320 estimated
1994	18,256.00	0.5 estimated	190 estimated
1995 (till May)	5,774.00	0.5 estimated	280 estimated
1996	11,952.00	0.74	315.00
1997	13,379.00	0.87	409.00
1998	11,916.00	0.92	550.00
1999	6,466.00	0.84	528.00
2000	18,497.00	1.01	538.00
2001	13,150.00	1.09	510.00
2002	(?)	(?)	(?)
2003	1,531.00	1.00	550.00
Total	126,061.00	0.90	417.00

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7               Geological Setting

7.1            Regional Geology

The rock types of the district can be grouped into three principal stratigraphic groups based on Consejo de Recursos Minerales stratigraphic studies and EDR drill core-based observations during the 2005 exploration program.

Table 7 Stratigraphy of The Guanacevi District

Age		Stratigraphic Units and Lithologies	Thickness

	Oligocene	Upper Volcanics
		Rhyolitic tuffs and ignimbrites (Tr)	+ 300 m

Tertiary
	Eocene	Lower Volcanics
		Andesite porphrytic flow (Ta)	< 70 m
		Andesitic conglomerate (Tacg)	< 150 m
		Volcanic sandstone/siltstone (Tass)	< 120 m

Jurassic (?)	(Late) ?	Guanacevi Conglomerate (GC)	+ 450 m

7.1.1          Guanacevi Conglomerate (“GC”)

The oldest unit in the district is the Guanacevi conglomerate, a polymictic basal conglomerate composed of angular to subangular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous on the basis of biostratigraphic indicator fossils mentioned but not detailed in the Durango State Geological Reference Report (1993). At least 450+ meters of thickness has been reported in the Guanacevi area for this basal unit, the lower contact of which has not been observed. In most areas, the upper contact is structural on high-angle normal faults, but in the San Pedro area, the upper contact is abrupt from GC rocks to fairly fresh, dark colored andesitic flows of the Lower Volcanics that appear conformable to the underlying GC. The Jurassic assignment of the Guanacevi Conglomerate has been in question, and at least two reports in the 1990’s consider the GC to be Tertiary (Durning and others, unpublished reports). A Tertiary age for the unit mitigates the idea of a transitional unit persisting through the

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Cretaceous; alternatively, it is possible that paraconformities in the package may be present but unreported to date.

Regional studies in Mexico demonstrate that Mesozoic rocks basal to the Tertiary section are strongly deformed with the development of sericitic alteration, shearing, and microfolding in local shear zones and stronger deformation associated with overthrust nappe folds of Laramide age (late Cretaceous to end of the Paleocene). This type of strong deformation is not visible in the Guanacevi Conglomerate, further raising questions about the validity of a Mesozoic assignment for this unit.

The Guanacevi Conglomerate has been structurally defined as a horst, occupying the central portion of the NW-trending Guanacevi erosional window and flanked by sets of NW-striking normal faults that offset Upper and Lower Volcanics down to the SW and NE on corresponding sides of the window. Mineralization in the district is hosted by the GC, both as dilational high-angle fracture-filled structures, and in the San Pedro area, as manto-like replacement bodies below the upper contact of the GC with overlying andesitic units of the Lower Volcanics.

7.1.2           Lower Volcanics

Using an inherited stratigraphic framework for the area, andesitic rocks (Ta) and associated sedimentary units are placed in a loosely-defined package of flows and volcaniclastic sediments correlated with Eocene volcanism throughout the Sierra Madre of Mexico. No radio-isotope age determinations have been made on volcanic units of the Guanacevi District, so for the present, lithological correlations seem reasonable for the andesitic flows.

As observed in rocks that host Porvenir and Santa Cruz mine workings, andesite occurs as a pale green to nearly black volcanic flow ranging from aphyric to plagioclase-hornblende phyric. Plagioclase is the common phenocryst type with crystals ranging from 1-2 mm to 10 mm. Hornblende phenocrysts are 1-4 mm in length. In porphyritic andesites, feldspar phenocryst abundance approaches 5%, and hornblende abundance is generally less than 3%.

The sequence of rock types in the Lower Volcanics, as presently understood, is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow as described above. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 meters. Conglomerate beds are from a few centimeters to 150 meters thick at the top of the package, and differ from the GC in that clasts are mainly andesite of varying textural types.

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7.1.3           Upper Volcanics

Rhyolite crystal-lapilli tuff units (“Tr”) overly andesite at contacts that are generally somewhat disrupted and altered by oxidation and silification. The rhyolite is strongly argillically altered with silification overprinting argillic alteration in the immediate hanging-wall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz ‘eyes’ up to 4mm in diameter, and the matrix consists of adularia, kaolinite, and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter. These latter commonly exhibit alteration rims indicating high temperatures and fluids in the volcanic environment. The thickness of the Tr assemblage has not been measured at this time, but appears to exceed 300 m.

Figure 4 Simplified Geologic Map of the Guanacevi District

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Geochemically, the lower portion of the rhyolites (“Tr”) has been demonstrated by Rare Earth Elements “REE” (data in a series of samples taken from East Santa Cruz (“ESC”) drilling to be magmatically linked to the underlying andesites (“Ta”). The similarity between REE patterns of the Tr and Ta in this data set suggest a common source for the two lithologies that is difficult to square with the idea of many millions years of volcanic quiescence (from Lower Volcanics to Upper Volcanics). This raises the possibility that regional correlations for Guanacevi rhyolite based on radio-isotope age determinations may result in assignment of the rhyolite (of the Santa Cruz/Porvenir Mine area) to the Lower Volcanics rather than the Upper. In both the San Martin de Bolanos District of Jalisco and also in the Topia District of Durango State, uppermost volcanic lithologies of the Lower Volcanic are rhyolitic and directly associated with mineralization. This may turn out to be true in the Guanacevi District as well.

7.1.4           Structural Setting

Figure 4, shows major veins of the Guanacevi District on a simplified geologic map of the region. The map pattern indicates an erosional window caused by crustal uplift centered about 3 km west of Guanacevi. With some possible exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift center, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high-angle normal faults characterize the region are:

(a)	The dominant structural trend in the region is NW, with significant N—NNE faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district.
(b)	NE faults postdate the mineralized structures; and
(c)	E-W faults appear latest of all.

The sequence of this pattern would seem to indicate early extension in a NE-SW direction; later extension in an ENE-WSW; followed by NW-SE extension; with latest extension in a N-S direction. This clockwise evolution of principal stress directions is similar to that of other regions in the American Cordillera, including the Sierra Madre of Mexico.

Timing of uplift of the Guanacevi window is constrained by the following considerations:

(a)

Dilational fractures flanking the uplift are dominantly NW-trending, with subordinate N and NNE components. NE and EW fractures are not significant in controlling the uplift pattern, so uplift is early in the structural evolution described above.

(b)	NE-SW extension in Mexico is generally associated with opening of the Gulf of California, and dated as Oligocene-Miocene.
(c)	Uplift therefore may be coeval with onset of silicic volcanism of the Upper Volcanics, which are considered Oligocene in age.

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It is reasonable to conclude that uplift occurred at the onset of Upper Volcanics eruptions (Oligocene), NE-SW extension, and was coeval with mineralization. The cause of uplift, however, is left unexplained by these considerations. Alternative explanations include magmatic upwelling at depth, resurgent doming within a cryptic caldera, or tectonic transpression resulting from large-scale lateral displacements on NW-trending structures.

7.2             Local Geology

The Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz fault/vein system. SCV is similar in many respects to all the other veins in the Guanacevi district except that it is the only one to lie on the west side of the horst of Guanacevi Conglomerate and associated facies and it dips west instead of east.

In the Porvenir Dos area and the Deep Santa Cruz, a low angle Tr-Ta contact occurs high in the hangingwall of the Santa Cruz Vein (“SCV”) indicating a fault contact with GC, which obviously cuts the contact.

7.2.1           Local Structure

The SCV, the principal host of Ag/Au mineralization, is located on the west side of the horst. It trends NW and principally places Guanacevi Conglomerate in the footwall against andesite and/or rhyolite in the hanging wall. The vein/fault presents a preferred strike of NW 45°SE with dips of 45° to 65° SW. From La Prieta to Porvenir Dos it extends a distance of 5 kilometers and averages approximately 3.5 meters in width.

The broader and higher grade mineralized ore shoots tend to occur along flexures in the SCV structure, where sigmoidal loops are developed both along strike and down dip. The vein in Deep Santa Cruz (“DSC”) for instance splays into two, three or four separate mineralized structures and the intervening wallrocks are also often well mineralized, giving mining widths of up to 10, even 20 m in some places. These sigmoidal loops tend to develop with some regularity along strike and all of the ore shoots at the Santa Cruz Mine have about a 60° plunge to the northwest.

7.2.2           Alteration

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hangingwall and with silicification near the veins. Phyllic alteration however is absent in the Guanacevi district.

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8                Deposit Type

The Guanacevi silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanacevi veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary lower volcanic series of andesite flows, pyroclastics and epiclastics overlain by the upper volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanacevi District that mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic magmatism or the onset of Upper Volcanic activity.

Low sulphidation epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon have yet been found but given that high grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft (South of Santa Cruz Mine) to below the Level 13 in Santa Cruz, it is likely that erosion has not removed a significant extent of the ore horizon.

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9                Mineralization

Principal mineralization in the Santa Cruz-Porvenir Mines is an epithermal low-sulfidation, quartz-carbonate, fracture-filling, vein hosted by a fault-structure that trends about N 45° W (+/- 5°) and dips 65° (+/- 10°). The fault and vein comprise a structural system referred to locally as the SCV structure or SCV fault. The SCV structure has been traced 5 km along the trend and averages about 3.5 m in width. Mineralization in the system is not continuous, but occurs in steeply NW-raking shoots up to 200 meters in strike-length. A second vein, sub-parallel to the SCV but less continuous, is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir. It is referred to in both areas as the Footwall Vein (“FV”), although in Porvenir Dos, the term “Conglomerate Vein” has also been employed.

9.1             Santa Cruz Vein

The SCV is a silver-rich structure with lesser amounts of Au, Pb and Zn. Mineralization has averaged 500 gm/t Ag and 1 gm/t Au over 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, flourite and quartz. The mineralization down to Level 6 in the Santa Cruz Mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although sulphide ore was mined above Level 6.

Mineralization exhibits evidence of multiple hydrothermal phases often with finely banded minerals. The higher grade mineralization is associated with multiple phases of banding and brecciation. The first phase, deposition of white quartz, white calcite and pyrite, in stockwork structures often exhibits horse-tail structures furcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semitranslucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulphide (4%) the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite, flourite and calcite.

This second phase comprises multiple pulses of mineralization expressed in the vein structures as bands of massive, banded, or brecciated quartz. Massive and massive-to-banded quartz are commonly associated with carbonate which is predominantly manganoan calcite and calcitic rhodocrosite. Rhodonite is much less abundant than carbonates but is not uncommon.

9.2             Footwall Veins

In the Porvenir Dos area and on Section 19, in the deeper portion of North Porvenir, a footwall-hosted vein lies in the footwall of the SCV structure. In both areas, this FV is either within GC footwall rocks or is at the structural contact between GC and andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulfides (py>sph>gal>cpy) and rare pods (<50 cm) of sulfides. It appears likely from drill sections that these FV occurrences are splays of the main SCV structure and are largely sympathetic to it. At the north end of North Porvenir, on Section 19, the FV

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attains a true width of over 7 meters with Ag grade of approximately 400 g/t in some areas. In Porvenir Dos, the FV is narrower than the SCV and has overall lower-grade although one high grade intercept (uncapped) has been recorded in hole PD 36-3, at 2548 gm/tonne Ag over 1.25 meters.

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10               Exploration

10.1            EL Porvenir & North Porvenir

Exploration by EDR during 2004 and early 2005 was concentrated on the North Porvenir Zone of the Santa Cruz with some 23 drillholes (totaling 7406 m) completed. The 2004 exploration confirmed a mineral resource that is open both at depth and along strike to the northwest.

During 2004-2005, The El Porvenir – North Porvenir decline was extended more than 1524 m and crosscuts developed at approximately 25 m intervals to intersect the footwall of the vein and detailed mapping and channel sampling at 5 m intervals were cut across the vein and the zones of mineralization outlined.

A stope was developed upwards along the vein to the El Porvenir claim boundary. Stoping advances were accompanied by detailed mapping, and back channel sampling at regular 5 m intervals. The detailed channel sampling has shown good agreement with the 2005 mineral resource estimates.

During the period May 2005 through February 2006, EDR drilled an additional 24 holes in the North Porvenir Mine, bringing meters drilled to a total 14,195. Also in the mine area, 22 holes were drilled in the El Porvenir concession which contains the upper portion of SCV mineralization, for a total of 2830 meters. Taken together, the total drilling in the Porvenir Mine area amounts to 69 holes and 17,025 meters.

During this period, EDR conducted also drill programs on the Santa Cruz Level 13 resource area, called DSC, and the Porvenir Dos concession, as tabulated in the following table:

Table 8 Exploration Summary

EDR Drilling to February 28, 2006 on Santa Cruz Vein System

Project	Diamond Drill Holes	Meters
North Porvenir	47	14,195.55
El Porvenir	22	2,830.20
Deep Santa Cruz (underground)	22	4,158.00
Santa Cruz (surface)	6	2,342.40
La Prieta	2	713.75
Porvenir Dos	24	5,062.15
Total	123	29,302.05

This information gained from this program, was incorporated into the data that was used to calculate the new reserves and resources.

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Figure 5 Typical Cross Section – North Porvenir and El Porvenir Area

Tr
Ta
GC
NP 12-A
NP12-B1
NP 12A-1
SANTA CRUZ VEIN
3.14 m / 128 gpt Ag / 0.30 gpt Au
8.08 m / 242 gpt Ag / 0.54 gpt Au
2.91 m / 115.3 gpt Ag / 1.44 gpt Au
STOPE 101
RAMP 101
RAMP 201
RAMP 300
RAMP 400
SILL 150
SILL 200 N
GEOLOGIC SYMBOLS
STRIKE AND DIP
FAULT

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10.2             Porvenir Dos

In the last two quarters of 2005, exploration mapping, surveying, and sampling of the Porvenir Dos concession traced the SCV from North Porvenir about 800 meters north. A barren interval about 250 meters in length breaks outcrop continuity of the SCV on the north end of the El Porvenir concession from the continuation of SCV on Porvenir Dos. A drill program was designed and approved by EDR management and the local Ejido. Drill road and pad construction was undertaken in September, 2005, and drilling commenced in mid October. Since then 24 drill holes (5,062 m) have been completed. A resource has been outlined based on 9 drill intercepts tabulated the following table.

Table 9 Porvenir Dos Economic Intercepts After Capping

Porvenir Dos Economic Vein Intercepts After Capping

	REAL WIDTH*	SG	METALURGICA		BSI-INSPECTORATE
HOLE			Au g/t	Ag g/t	Au g/t	Ag g/t
PD35-1	4.17	2.40	0.76	330	0.79	346
PD36-1	4.02	2.47	1.56	388	0.91	419
PD36-2	4.37	2.54	0.79	327	0.79	342
PD36-4	1.37	2.60	0.33	284	0.86	340
PD37-1	4.80	2.60	0.64	371	0.48	404
PD37-2	3.47	2.73	0.88	423	0.92	512
PD37-3	1.00	2.57	0.68	188	0.63	253
PD38-1	1.81	2.45	1.28	318	0.63	317
PD38-2	2.81	2.58	0.45	310	0.90	320

As illustrated in Figure 6, Porvenir Dos mineralization includes a FV that was first encountered in GC rocks beneath the Ta package. Enough continuity exists in this FV structure to make it economically significant. It is geologically significant in that it is present in an area on the northwestern extremity of the SCV, where a transition occurs from the high-angle, structurally-confined, open-space filling mineralization of the Santa Cruz and Guanacevi area, to a low-angle replacement style of ore formation characteristic of the San Pedro area. In the slopes of Porvenir Dos to the northwest, GC forms outcrops remarkably silicified, sulfidized, and oxidized. Alteration like that is common in the San Pedro area and is not seen outside of San Pedro. Porvenir Dos therefore represents a transition to San Pedro style mineralization, albeit restricting Ag-Au enrichment to SCV-related structures.

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Figure 6 Typical Cross Section of Porvenir Dos Area

ELEVATION
2500
2450
2400
2350
2300
2250
2200
2150
2100
2450 elev.
2430 elev.
Tr
Ta
GC
PD36-1
PD36-2
PD36-3
SANTA CRUZ VEIN
FOOTWALL VEIN
PORVENIR DOS CLAIM
Real Width
Ag g/t
Au g/t
4.00 m 419 1.19
0.54 m 483 0.82
PD 36-1
4.37 m 521 0.93
0.39 m 270 0.27
PD 36-2
5.09 m 181 0.4
0.46 m 4717 5.6
PD 36-3
GEOLOGIC SYMBOLS
Qal ALLUVIUM
Tr RHYOLITES
Ta ANDESITES
Tat TUFF
GC CONGLOM.
Tg INTRUSIVE
Td DIKES
STRIKE AND DIP
GEOL. CONTACT
CONT. INFERRED
FAULT
FRACTURE
VEIN
DISSEMINATED STOCKWORK

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10.3             Deep Santa Cruz

Underground drilling began in late October 2005, after 3 100-meter drilling crosscuts were established off the main drift on Level 13 of the Santa Cruz mine. Cross-cut #1 was extended from a drill station used by Peñoles in the early 1980’s from which to drill below the 13 level. A series of 13 holes were drilled from Cross-cut#1, designed to drill the area on 50-meter centers. Drilling difficulties owing to pervasive silification and fault structures oblique to many of the drilling attitudes complicated the program and introduced a certain amount of variation in the drill pattern.

The mineralized zones also revealed a complicated distribution, as several of the drill holes encountered multiple high-grade intercepts separated by intervals of barren, although commonly silicified rock. Geologic modeling and interpretation by EDR of these high-grade intervals resulted in a sheeted pattern of mineralized zones within an expanded portion of the SCV structure. Polygonal resource modeling of these zones has treated each sheet as an individual vein, with drilling pierce points as polygon centers from which width dimensions are obtained, and cut-off grades and strike/dip polygon dimensions adopted from the Porvenir model criteria. The sheets are called “Shell A”, “Shell B”, “Shell C” and “Shell D” by EDR personnel.

Figure 7 Typical Cross Section of DSC Area Showing Shells A, B, C, and D

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Geologically, DSC is significant in that it contains a flat lying Tr/Ta contact in the hangingwall of the SCV structure, similar to the hangingwall of Porvenir Dos, but at 250 meters lower elevation. Extensive alteration and silification of Tr rocks in both areas support the idea that mineralization was syn-rhyolite. An important implication for exploration is the sub-horizontal attitude of the Tr/Ta contact, indicating that the prospective horizon in the Tertiary section does not steeply dip westward as previously interpreted, but extends westward at explorable depths.

A completed agreement between EDR and Minera Tayahua S.A. de C.V. in October, 2005, for mining rights to the El Porvenir concession, initiated a drilling program that to date consists of 22 diamond drill holes and 2830 total meters.

Recent drilling on North Porvenir has demonstrated that high grade mineralization continues down dip in the central and northern portions of the mine. On Section 19, the SCV has apparently splayed into the footwall, generating a high-grade zone of considerable width (7.47 meters with Ag grade of 396 g/t).

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11               Drilling

From July 2004 to April 2005, EDR completed 23 drillholes totaling 7406 meters along the North Porvenir zone to test mineralization that had been indicated by the three Pan American Silver drillholes. The results of that drilling were included in a WGM Technical Review of the Santa Cruz Mine dated May 5, 2005 (Spring, 2005).

Since that report, additional drilling has been carried forward as tabulated in Table 9 Porvenir Dos Economic Intercepts After Capping, above.

Drilling continues in 2006. To date, EDR has completed 123 diamond drill holes totaling 29,302 meters. In the remainder of 2006, EDR has budgeted 100 holes totaling 25,000 meters. The exploration projects to which this program will be devoted include:

(a)	DSC (2000 m),
(b)	Deep drilling on North Porvenir (4000 m);
(c)	Porvenir Dos (2000 m);
(d)	La Prieta (2000 m); and
(e)	San Vicente-Nuestra Senora-San Marcos (3000 m).

Other programs to be developed will target concessions yet to be acquired by EDR but for which negotiations are in progress.

11.1             Drilling Procedure

After planning and budgeting by EDR geologists and review by EDR management, individual drill sites are prepared and surveyed. At the drill site, the drilling set-up is surveyed for azimuth, inclination, and collar coordinates. Drilling proceeds under the daily scrutiny and coordination with the drill crew by EDR geologists. At or near the targeted drill depth, the drill hole is surveyed by a Reflex Down hole survey instrument in multi-shot mode. The instrument is lowered down the drill rod string by wireline (the core barrel has been removed) and extended through the bit from where it hangs unsecured by resting on the crown bit. Survey measurements are thus obtained at a depth of approximately 4 meters below the end of the drill string, at 30 to 50 meter intervals from the bottom of the hole to the collar. Survey data is transferred to a handheld PDA, by which it is transferred to the office and thence to the Vulcan mine planning software and AutoCAD databases.

Drill core is collected daily, carried to the core storage building where it is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

11.2             Orientation and Relationship to True Thickness

Most drilling is conducted so that a drill core intercept of the SCV occurs at near perpendicular-to-target attitudes. No drilling is designed for intercept angles less than about 35° to the target, and most are 45-90°. The true thickness of any intercept is given by the formula:

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Drill Intercept length (m) x Cos {90 – [180 – (drill inclination + dip of SCV)]} = True Thickness(m)

Both drill inclination value and the SCV dip are used as positive values in the equation as stated above.

Table Table 10 lists the holes drilled by EDR.

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Table 10 Listing of EDR Drillholes

HOLE	NORTH(Y):	EAST (X):	ELEV (Z):	AZIMUTH	DIP	TARGET ZONE	TOTAL DEPTH
NP6-1	2,866,833	400,619	2,517	45	-73	281.0	336.1
NP6-2	2,866,833	400,619	2,517	45	-85	338.0	356.9
NP7-1	2,866,865	400,589	2,527	45	-73	293.0	340.5
NP7-2	2,866,865	400,589	2,527	45	-83	341.0	397.8
NP8-1	2,866,888	400,557	2,543	45	-72	311.0	354.1
NP8-2	2,866,888	400,557	2,543	45	-81	346.0	377.5
NP9-1	2,866,912	400,530	2,558	45	-70	315.0	347.2
NP9-2	2,866,912	400,530	2,558	45	-79	356.0	386.4
NP10A-1	2,866,952	400,507	2,568	45	-72	322.0	358.0
NP10A-2	2,866,953	400,508	2,568	45	-80	356.0	389.6
NP10B-1	2,866,953	400,507	2,568	25	-71	332.0	360.4
NP10B-2	2,866,954	400,506	2,568	13	-80	380.0	405.0
NP11A-1	2,867,045	400,478	2,585	60	-80	328.0	362.9
NP11A-2	2,867,043	400,478	2,584	80	-86	364.0	374.8
NP11B-1	2,867,047	400,476	2,584	26	-80	334.0	356.2
NP11B-2	2,867,048	400,476	2,584	2	-87	383.0	414.4
NP12A-1	2,867,114	400,402	2,530	75	-73	282.0	347.3
NP12A-2	2,867,114	400,402	2,530	97	-80	319.0	348.7
NP14-1	2,867,172	400,378	2,506	45	-66	211.0	234.9
NP14-2	2,867,174	400,379	2,506	45	-80	241.5	281.8
NP15-1	2,867,211	400,342	2,492	45	-67	205.0	225.1
NP15-2	2,867,211	400,341	2,491	45	-80	242.0	277.8
NP15-3	2,867,155	400,282	2,501	45	-75	324.0	332.6
NP15-4	2,867,155	400,290	2,502	45	-90	413.5	474.1
NP16-1	2,867,259	400,319	2,485	45	-66	196.0	222.2
NP16-2	2,867,261	400,321	2,484	45	-77	221.0	250.0
NP17-1	2,867,299	400,288	2,483	45	-65	203.0	230.8
NP17-2	2,867,299	400,288	2,483	45	-80	236.0	265.1
NP17-3	2,867,263	400,254	2,484	45	-80	287.0	358.3
NP18-1A	2,867,325	400,244	2,477	40	-52	195.0	237.4
NP18-2	2,867,325	400,242	2,477	30	-77	232.0	265.4
NP18-3	2,867,325	400,242	2,477	0	-90	313.5	371.5
NP19-1	2,867,360	400,197	2,461	50	-62	185.0	243.4
NP19-2	2,867,361	400,196	2,461	50	-74	205.0	263.6
NP19-3	2,867,359	400,198	2,461	0	-90	265.0	319.6
NP19-4	2,867,281	400,130	2,433	45	-79	305.5	374.2
NP19-5	2,867,281	400,130	2,433	45	-84	371.0	423.3
NP20-1	2,867,360	400,196	2,461	20	-50	192.0	244.3
NP20-2	2,867,360	400,196	2,461	14	-70	201.0	340.0
NP20-3	2,867,326	400,101	2,407	45	-68	214.0	295.1
NP20-4	2,867,326	400,101	2,407	45	-82	253.0	338.4
NP23-1	2,867,578	400,107	2,373	75	-55	90.5	121.2
NP23-2	2,867,537	400,091	2,381	55	-70	142.0	185.1
NP23-3	2,867,536	400,091	2,381	55	-88	138.0	210.6
NP24-1	2,867,579	400,106	2,373	20	-50	98.0	124.0
NP24-3	2,867,570	400,053	2,369	0	-90	126.5	222.2
NP31-1	2,867,114	400,400	2,529	45	-65	240.0	265.4
NP31-2	2,867,114	400,400	2,529	45	-77	240.0	268.1
NP31-2A	2,867,116	400,402	2,530	45	-77	290.0	323.4
NP31-3	2,867,114	400,400	2,529	45	-87	340.0	408.3

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11.3 Drill Hole Location

Figure 8 Drill Hole Location Map Through March 2006

LEGEND
PORVENIR DOS
NORTH PORVENIR MINE
SANTA CRUZ MINE
LA PRIETA
ENDEAVOUR GOLD Co. S.A. DE C.V.
DRILL COLLAR LOCATION MAP
RCG

C:\endeavour\technical report\RCG Technical Report_4.doc
March 28 Draft

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Figure 9 Long Section Along All Areas With Pierce-Points

LEGEND
PORVENIR DOS
NORTH PORVENIR MINE
SANTA CRUZ MINE
ENDEAVOUR GOLD Co. S.A. DE C.V.
RCG

C:\endeavour\technical report\RCG Technical Report_4.doc
March 28 Draft

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12               Sampling Method and Approach

12.1             Sampling Interval

Sampling intervals range from about 0.3 meters to 2.5 meters, with most in the 0.5 to 1.5 m range. The EDR geologist uses geological criteria to select sample intervals. Quartz vein material is separated from hanging and footwall horizons, and internal vein samples are broken out by texture-type. Three principal types of vein textures are recognized: (a) massive; (b) banded; and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes.

12.2             Density Determinations

After samples are logged and marked on the core, a piece of the sample is taken from the box, weighed, and placed in a full cylinder of water which is resting in an empty, dry, bowl. The weight of the bowl is known. The sample fragment displaces water from the full cylinder, causing it to overflow into the dry bowl. The bowl with excess water from the cylinder is then weighed. The weight of water is converted to the volume by the relation 1gm H2O equals 1 ml H2O. Specific gravity (“SG”) of the sample is given by the weight of the sample divided by the volume of displaced water. RCG notes that the procedure used by EDR is not generally accepted as “best practices”.

12.3            Sampling Preparation, Analysis, and Security

Sampling procedures begin with density measurements as described in Section 12.2, then splitting by wheel-driven manual splitting device. One half of the core is replaced in the original core box with depth markers, the other half is bagged with sample tickets, recorded in the sample record, then transported to MG, where it is crushed. A 100 gram split is taken from the crushed sample, and pulverized. From the 100 gm pulp, a 10 gm sample is removed and subjected to fire assay determination of Au and Ag contents. Subsequent splits of the pulp are used for Pb, Zn, Cu, and Mn analyses by AA at the MG lab. The remaining pulp is returned to EDR geologists for storage in the core building on the Santa Cruz Mine site.

The reject from the MG assay is shipped to an outside lab, originally ALS Chemex (“Chemex”) until August 2005 and now BSI Inspectorate (“BSI”). BSI maintains a prep facility in Durango, where 30 gm pulps are prepared and shipped to Reno, NV, USA to the BSI analytical facility for fire assay of Ag and Au contents. BSI-Durango returns the reject to Guanacevi for storage at the EDR core building at the Santa Cruz Mine site. BSI Reno emails assay data results to EDR geologists and returns the pulps to Guanacevi for storage.

12.4            Quality Assurance and Control

Every sample number ending in “5” is a blank, taken from the least altered portion of the drill hole being logged and sampled. Every sample number ending in “0” is a duplicate, prepared by quartering the core of the preceding sample.

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RCG understands that both of these procedures will be changed in the coming year. In the future, BSI will provide blanks from completely fresh material provided at their prep facility in Durango, DGO. This will overcome the problem of potential low-level background contamination possibly inherent in the procedure presently employed. Duplicates will be prepared at BSI in Durango by taking a split from the reject, which will also be prepared at BSI in Durango.

Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either or both pulp and rejects.

12.5             Core and Sample Storage

Core is stored in the Core Building on the Santa Cruz Mine site. The Core Building is a covered, open-sided structure with 1.5 -meter knee walls on the foundations, and chain-link fencing material above the knee walls. Access to the stored core is through a locked steel-mesh, iron-framed double gate in front, and a locked steel door in back.

Pulps are stored in a closed cement-block-walled room at the south end of the Core Building. Access to this room is restricted.

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13               Data Verification

Since assuming operations in 2005, EDR has instituted a series of QA/QC procedures to ensure the integrity of the sampling and reliability of the data (See Section 12.4 for details). The results are continuously monitored by EDR and changes are made when management feels it is necessary

RCG did not collect any independent samples of the mineralization as others have done it (Spring, 2005) in the past. RCG did, however, observe fire assay buttons in the lab and doré bars awaiting shipment to the refiner.

13.1             Quality Control and Data Verification Procedures

13.2             Database Audit

RCG undertook an extensive and comprehensive audit of the existing database received from EDR.

The audit involved:

  Verifying collar elevations against survey information for each drill hole;
  Verifying collar coordinates against survey information for each drill hole;
  Verifying the dip and azimuth against survey information for each hole;
  Comparing the database interval against the original assay certificate for a random sampling of drillholes;
  Comparing the database interval against the assay certificate for a random sampling of channel samples; and
  Plotted EDR’s Vulcan data in MineSight to check for errors and vein continuity.

The results of RCG’s audit are discussed in the sections below.

13.3             Assaying

EDR relies on the Guanacevi lab operated by MG for daily production samples and check assays. In almost every case, EDR uses the outside lab assay for the final assay. If there is a large difference between the MG lab and outside lab, then the pulps are re-run. If there is still a large difference, then the outside lab assay is used.

The concern for background contamination is always there when dealing with precious metal values as high as those encountered at Guanacevi. At this time, all of the samples are prepped in the MG lab before shipment to the outside lab. RCG inspected the sample prep and it appeared clean and orderly. MG advised RCG that they plan on constructing a separate room for sample prep in 2006. Moving the sample prep to a separate room would lessen the chance of lab contamination. A review of the data and procedures does not suggest any background sample contamination being introduced in the MG facility that would materially affect results.

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EDR’s own analysis suggests that the MG lab has problems with detecting Au at low levels because of its low limits of detection. EDR also concluded that there was a small percentage error of switched samples within the three laboratories. EDR’s work suggests that when ALS Chemex was the outside lab, both the MG and ALS Chemex indicated a small amount of Ag contamination which could have been the result of the prep lab or anomalous Ag mineralization in the blank material. RCG concurs with EDR’s conclusion, but does not believe it to be significant.

13.3.1          MG Lab

The following graphs summarize the performance of the MG lab against the outside labs. For silver, there is a very good correlation with the results as follows:

Simple linear regression results:
Dependent Variable: Chem Ag
Independent Variable: Met Ag
Chem Ag = 13.595453 + 0.9699727 Met Ag
Sample size: 350
R (correlation coefficient) = 0.9479
R-sq = 0.8985858
Estimate of error standard deviation: 70.3997

Parameter estimates:

Parameter	Estimate	Std. Err.	DF	T-Stat	P-Value
Intercept	13.595453	5.207563	348	2.6107132	0.0094
Slope	0.9699727	0.017467849	348	55.52903	<0.0001

Analysis of variance table for regression model:

Source	DF	SS	MS	F-stat	P-value
Model	1	1.5282052E7	1.5282052E7	3083.473	<0.0001
Error	348	1724728.6	4956.1167
Total	349	1.700678E7

Residuals stored in new column, Residuals.
Fitted values stored in new column, Fitted Values.

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Figure 10 Chemex Ag Assays versus MG

Figure 11 Chemex Au Assays versus MG

It is evident from Figure 11 that MG lab is biased on the Au assays and should not be relied upon. RCG believes the problem relates to the charge of 10 grams and suggests a charge of 30 grams.

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13.3.2           Underground Blanks

Figure 12 Underground Ag Blanks

The graph shows good correlation with a minimal number of outliers. The graph does suggest that the mine has a difficult time identifying material that is truly a blank or there is sample contamination.

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13.3.3           Underground Duplicates

Figure 13 Underground Duplicate Ag Assays

Figure 14 Underground Duplicate Au Assays

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13.3.4           Drilling Duplicate Assays

Figure 15 Drilling Duplicate BSI Ag Assays

Figure 16 Drilling Duplicate BSI Au Assays

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Figure 17 Drilling Duplicate Chemex Au Assay

Figure 18 Drilling Duplicate Chemex Ag Assay

13.3.5           Drilling Blank Ag Assays

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Figure 19 Drilling Blank Chemex Ag Assay

Figure 20 Drilling Blank BSI Ag Assay

By definition, the blanks should contain less than 100 gm/t. The preceding two graphs (Figure 19 and 20) show a number of results above what is expected. The graphs suggest possible sample contamination or anomalous Ag mineralization not recognized by EDR in preparation of the blanks. However, since all material is prepped at the MG lab, it impossible to determine the cause. RCG has recommended several procedures in order to isolate this and has solved the problem.

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13.4             Random Drillhole Database Audit

RCG randomly selected seven drillholes for audit. For each of the holes the original assays certificates, interval, width, and true width were checked against the database. There were no errors detected in the database.

13.5             Random Drillhole Database Audit

RCG selected 100 channel samples for audit. For each channel sample, the original assay certificates where matched against the database. RCG found 9 errors in the Au assays and 10 errors in the Ag for error rates of 9% and 10% for gold and silver, respectively. EDR corrected these areas. RCG believes these results are acceptable, but EDR should monitor procedures to check data entry and integrity.

13.5.1           Drillhole Collars, Survey, and 3-D Review

RCG loaded the drillhole data export from Vulcan with only a few minor corrections to the intervals and collar survey information into MineSight. In addition, the 3-D mine model was imported into MineSight.

RCG observed that all of the surface drillholes, channel samples and underground workings appeared to plot correctly. With the exception of the holes to the south, the collar elevations matched the topography, which is why RCG believes that there may be an elevation survey error in the southernmost drill holes on the North Porvenir. RCG recommends a new survey for elevation only to check these differences. EDR was aware of this and is currently studying the matter.

RCG also created a complete set of cross sections and checked continuity across the sections.

A few of RCG’s check plots follow below.

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Figure 21 RCG Plan View Using EDR Data in MineSight

400200 E
400400 E
400600 E
400800 E
2667600 N
2667400 N
2667200 N
2667000 N
2666800 N
2666600 N
1 : 2000
DESCRIPTION: Drillholes, Channel Samples, Workings
PROJECT: Endeavour Audit - March 2006

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Figure 22 RCG Long Section Looking N45E – Drillholes, Channel Samples, Workings, Topo

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Figure 23 RCG Cross Section Looking N45W – Drillholes Displaying “VN” codes in
Blue and “SCV” Codes in Green

13.6             Nature and Limitations on such Verification

EDR’s personnel apply a reasonable degree of care and diligence in monitoring the sample results. RCG considers the QA/QC protocols employed on the property to be rigorous enough to ensure that the sample data is appropriate for use in Mineral Resource estimation. RCG did not collect independent samples as this has been done by others. There has been no confirmation of earlier work by way of twinned holes. However, EDR has not relied on previous work in the calculation of reserves and resources. In RCG’s opinion, the database and procedures in-place for the Guanacevi Project are appropriate for use in Mineral Resource and Reserve estimation.

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14               Adjacent Properties

Adjacent properties have no relevance with respect to the Guanacevi project.

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15               Mineral Processing and Metallurgical Testing

The mill was originally owned by the Mexican government and designed for custom milling of ores from different mines in the district. The coarse bin is actually a number of smaller bins that can be used to make up custom lots that are separated, crushed and screened as single lots and then conveyed into one of the five fine-ore bins. This fine ore could then be conveyed to one or more of the 5 ball mills and then either sent to the flotation or the cyanide circuit.

With the majority of the current ore coming from North Porvenir and El Porvenir, or one source, the crushing and grinding circuit can now be modified to make it more efficient to operate.

In the second quarter of 2006 a 10.5’ x 12’ ball mill will be installed to replace two of the smaller ball mills to improve the grind and efficiencies. This mill is designed to handle 600 tpd at an 80% passing #200 mesh on a stand-alone basis, or 1000 tpd if used in-conjunction with the 3 remaining ball mills. A new fine-ore bin, conveyors, weightometer, cyclones, pumps and piping will be installed to facilitate and improve efficiencies in the grinding circuit. An additional transformer will be added to the present electrical sub-station to cover the extra load.

Oxides of manganese create the biggest challenge for improving recoveries. The geology and exploration group are assisting the mine and mill by getting manganese assays on all diamond drill core and samples.

Historical recoveries in 2005 averaged 76.5% for Au and 74.8% Ag. The 2005 mill feed was a blend of ore from primarily Zone 1 and Zone 2, with Zone 1 being the high manganese oxide ore and resulting lower Ag recovery. The Au recovery appears to be unaffected by Zone 1 material. Moisture in the mill feed averages around 4%.

EDR has hired outside consultants to review the milling operation and make recommendations to further optimized costs and recoveries. EDR projects the life-of-mine Ag recoveries to be 70% for Ag in Zone 1 and 80% in Zone 2 and Zone 3.

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16               Mineral Resource & Reserve Estimate

16.1             Resource and Reserve Estimation Technique

EDR uses a conventional manual method to calculate the tonnage and grade of the reserves and a conventional polygonal method to calculate the grade and tonnage of the resources. The manual methods are supplemented by computer databases maintained by both the exploration and mine staff. The exploration group assists their work with Vulcan software and the mine staff used Gemcom software. EDR has recently purchased a Vulcan license for the mine and they are in the process of converting over to Vulcan. RCG believes this methodology is appropriate for the Guanacevi project.

The mineral reserve statements prepared have been completed with consideration to the amenability of the current method of processing and scale of mining operations. There are no identified environmental, legal, technical or social issues that would unnecessarily limit the owner’s ability to exploit the reserves and resources on this property.

Mineral reserves and resources are reported as of March 15, 2006.

16.2             Reserve Methodology

Reserve blocks have been defined along the various sill levels and raises in the mine where channel sampling has encountered economically mineable mineralization within the SCV in the El Porvenir and North Porvenir areas of the property. The reserve tonnage and grade are based solely on channel samples from these intersected economic zones. Reserve blocks range from 50 to 170 meters in length along the strike of the vein, with proven reserve blocks projected up to 10 meters from the sill or raise from which the channel samples were taken. Probable reserve blocks are extended an additional 15 meters beyond the proven blocks. In the case of block A-10, EDR has extended proven reserves up to 27 meters, largely because this block lies between the mined-out Stope 102 and mined-out Stope 202.

To estimate the proven reserve block tonnages and grades, EDR has prepared a longitudinal section of the El Porvenir and North Porvenir area. The section has been updated to show current progress and channel sampling locations.

From this section, EDR locates the relevant channel samples for a reserve block and composites the assays based on the relevant primary cut-off grade at a minimum mining width of 1.0 meter. Additionally, EDR looks to either side of the main economic zone for additional mineable material that is above the break-even cut-off grade but below the primary cut-off grade. The resulting incremental tonnes and are then added to the primary tonnes and the grades calculated based on a weighted average to arrive at final tonnes and grade for the proven reserve block. The resulting blocks based on channel sampling are drawn on the longitudinal section.

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To calculate the block volumes, EDR draws the reserve blocks on the longitudinal section and measures the area using AutoCAD methods. Using the composited total sample average length, EDR calculates the block volume. Because the vein dips between 45° and 65°, EDR adjusts the volume of block based on the average dip of the vein at that location.

The mine has been using a default specific gravity (SG) factor of 2.6 for calculating the tonnes for the proven and probable reserve blocks. RCG calculated the weighted average SG for the SCV in the EL Porvenir zone and came up with a SG of 2.53. This figure is 3% lower than the default figure used by EDR. RCG believes that the average density factor used by EDR appears to be reasonable for this type of deposit. EDR exploration personnel conduct SG tests on virtually all of the SCV intersections and RCG believes EDR should incorporate the SG information into future reserve estimates. In addition, RCG recommends that EDR have additional samples sent out for SG determination using the appropriate methodology to verify EDR’s in-house determinations.

The resulting information is tabulated and presented as a proven ore block. An example of the calculation for the North Porvenir Zone is presented in Table 11 and Table 12 below:

Table 11 Example - North Porvenir Primary Measured Resource Block Calculation

Block	Zone	True Width	Ag gm/t	Au gm/t	Area	Dip	Horiz Width	Volume	Density	Tonnes
A-01	1	1.39	435	0.59	931	54.60	1.71	1,588	2.60	4,128
A-02	1	1.45	452	0.62	536	55.20	1.77	946	2.60	2,461
A-03	1	1.74	461	0.73	274	54.65	2.13	585	2.60	1,520
A-04	1	1.53	472	0.75	356	54.65	1.88	668	2.60	1,736
A-05	1	1.30	443	0.77	376	54.00	1.61	604	2.60	1,571
A-06	1	1.27	521	0.78	683	55.23	1.55	1,056	2.60	2,746
A-07	1	1.30	443	0.77	348	54.00	1.61	559	2.60	1,454
A-08	1	1.31	529	0.80	673	55.23	1.59	1,073	2.60	2,791
A-09	2	2.44	944	1.39	757	53.00	3.06	2,313	2.60	6,013
A-10	2	1.84	710	1.03	2,310	52.80	2.31	5,336	2.60	13,874
A-11	2	1.76	818	1.16	582	52.80	2.21	1,286	2.60	3,344
A-12	2	1.64	765	1.11	2,417	53.70	2.03	4,918	2.60	12,788
A-13	2	1.68	727	1.00	1,763	53.70	2.08	3,675	2.60	9,555
A-18	3	1.61	535	0.76	1,131	52.00	2.04	2,311	2.60	6,008
A-19	3	1.73	588	0.88	1,432	52.00	2.20	3,144	2.60	8,174

Average	1.70	661	0.96	Total	78,163

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Table 12 Example - North Porvenir Incremental Resource Block Calculation

Block	Zone	True Width	Ag gm/t	Au gm/t	Area	Dip	Horiz Width	Volume	Density	Tonnes
A-01	1	0.09	263	0.43	931	54.60	0.11	103	2.60	267
A-02	1	0.26	226	0.34	536	55.20	0.32	170	2.60	441
A-03	1	0.08	248	0.45	274	54.65	0.10	27	2.60	70
A-04	1	0.04	239	0.50	356	54.65	0.05	17	2.60	45
A-05	1	-	-	-	-	-	-	-	-	-
A-06	1	-	-	-	-	-	-	-	-	-
A-07	1	-	-	-	-	-	-	-	-	-
A-08	1	-	-	-	-	-	-	-	-	-
A-09	2	0.09	228	0.59	757	53.00	0.11	85	2.60	222
A-10	2	0.15	216	0.45	2,310	52.80	0.19	435	2.60	1,131
A-11	2	0.06	220	0.55	582	52.80	0.08	44	2.60	114
A-12	2	0.11	239	0.37	2,417	53.70	0.14	330	2.60	858
A-13	2	0.07	234	0.32	1,763	53.70	0.09	153	2.60	398
A-18	3	0.10	221	0.29	1,131	52.00	0.13	144	2.60	373
A-19	3	0.04	234	0.30	1,432	52.00	0.05	73	2.60	189

Average	0.12	230	0.40	Total	4,108

The probable reserve blocks are adjacent and contiguous to the proven reserve blocks and EDR assigns the same grade and true-width of the adjacent proven block to the probable block. The volume and tonnes are calculated in the same manner as the proven reserve blocks. The resulting information is tabulated and presented as a probable ore block.

RCG notes that the reserve methodology closely correlates to the actual mining practice at the mine. Therefore, there should be good correlation between the true-widths and grades of the reserve blocks and the stopes, all things else being equal.

16.3             Grade Capping

EDR caps the channel samples at 1,897 gm/t Ag and 2.50 gm/t Au. The capping is statistically based on the cumulative probability of 95% for all channel samples. Similarly, the assays from drilling are capped at 898 gm/t Ag and 1.8 gm/t Au using the distribution from drilling assays. RCG reviewed the capping and believes it to be consistent with good practice. RCG recommends continuing the practice until such time there is enough information to reconcile the reserves mined with the mill and determine the actual grade caps.

16.4             Cut-off Grade Calculation

For the current mineable reserve (based on March 15, 2006) the cut-offs used are presented in Table 13. EDR is using a base price scenario of $427 gold and $6.98, with additional sensitivities using the trailing three-year and one-year averages. Averages are based on the London Bullion Market Association spot silver fixing in USD and the London P.M. fix for gold.

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Table 13 Cut-off Grades

	Zone 1	Zone 2	Zone 3
Base Case $427 Au & $6.98 Ag AuEq Breakeven AuEq Incremental	404 355	353 310	353 310
Case 1 $405 Au & $6.28 Ag AuEq Breakeven AuEq Incremental	453 398	396 348	396 348
Case 2 - $444 Au & $7.30 Ag AuEq Breakeven AuEq Incremental	387 339	338 297	338 297

The presentation of the cut-offs is based on the basic formula:

Breakeven Cut-off Grade = Variable Cost*(1 + Dilution))/(NSR * Recovery); where:

Variable Cost = Cost of production, including development.
Dilution = The mining dilution in percent.
NSR = The silver price less the costs of freight, smelting, refining and royalties.

Similarly, the incremental cut-offs are based on the same formula, except that the variable costs do not include the development cost of $6.45 per tonne as the area being examined is already developed and the incremental ore does not have to carry the burden of development.

The cut-offs in Table 13 are listed are based solely on the Ag contribution in the ore. However, Au is a significant contributor and is taken into account when applying the cutoff to particular block by using the following formula:

AgEquiv= AgGrade+ AuGrade* Gold Factor, where:

Gold Factor = ((AuRecovey/AgRecovery)* (NSR Au/NSR Ag), where:

NSR Au = The gold price minus freight, smelting, refining and royalties; and
NSR Ag = The silver price minus the costs of freight, smelting, refining and royalties.

The calculation of the gold factor for the various cases is presented in Table 14 below.

Table 14 Gold Factor, Oz Ag Per Oz Au

	Zone 1	Zone 2	Zone 3
Base Case $427 Au & $6.98 Ag	69	60	60
Case 1 $405 Au & $6.28 Ag	73	64	64
Case 2 - $444 Au & $7.30 Ag	69	60	60

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The economic parameters used by EDR for calculation of reserves are presented in Table 15 below.

Table 15 Economic Parameters For Cut-off

	Zone 1	Zone 2	Zone 3
Ag Price, $/oz	$ 7.00	$ 7.00	$ 7.00
Au Price, $/oz	$ 427.00	$ 427.00	$ 427.00

Exchange Rate, Pesos/$	10	10	10

Ag Recovery, %	70.0%	80.0%	80.0%
Au Recovery %	76.5%	76.5%	76.5%

Dilution, %	10%	10%	10%
Dilution Grade, gm/t	70	70	70

Royalty	3%	3%	3%

Dore Quality	98%	98%	98%
Au Deduct	1%	1%	1%
Ag Deduct	1%	1%	1%
T/C, $/oz Ag	$ 0.016	$ 0.016	$ 0.016
R/C Au, $/oz	$ 5.59	$ 5.59	$ 5.59
R/C Ag, $/oz	$ 0.27	$ 0.27	$ 0.27
Freight, $/oz Ag	$ 0.03	$ 0.03	$ 0.03

RCG reviewed EDR’s life-of-mine plans, operating costs, mining contract, metallurgical history and performance, accounting records, refining contract, and 2006 operating budget. As a check on development and mining costs, RCG created a life-of-mine development scenario for the known resources and reserves. This figure developed by RCG compared favorably with EDR’s estimates. RCG believes that the cost basis used by EDR for calculating the reserve cut-off is a fair an accurate estimation of future mining costs. The costs used in the cut-off calculations are found in Table 16 below.

Table 16 LOM Operating Costs (“Variable Cost”)

	Zone 1	Zone 2	Zone 3
Mining Cost	$ 18.45	$ 18.45	$ 18.45
Milling Cost	$ 21.55	$ 21.55	$ 21.55
Development	$ 6.45	$ 6.45	$ 6.45
UG Ore Haul	$ 2.10	$ 2.10	$ 2.10
Surface Haulage	$ 1.65	$ 1.65	$ 1.65
Mine Supervision	$ 2.90	$ 2.90	$ 2.90
Dilution Credit	$ (0.18)	$ (0.17)	$ (0.17)
Total	$ 52.92	$ 52.93	$ 52.93

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16.5             Reserve Estimate

RCG has reviewed the EDR reserve estimate of March 15, 2005, along with the factors for mining, dilution and recovery. The sampling methods, assaying procedure, compositing methods, data handling, cut-off application and grade calculations were reviewed. See Sections 13.2 and 16.7 for additional information on the data checking and validation. All of the reserve blocks were cross-checked to track data handling from the initial assays to the final tonnage and grade calculation to ensure that the stated methods and practices were followed.

EDR has estimated the measured and indicated resource for the SCV in the El Porvenir and North Porvenir areas without consideration to mining dilution, zone and mining extraction.

The total “in-situ” measured and indicated resource as tabulated by EDR and reviewed by RCG is shown in Table 17 below.

Table 17 EDR In-Situ Measured and Indicated Resource

North Porvenir

Type	Tonnes	True Width	Ag (gr/tonne)	Au (gr/tonne)	Oz Ag	Oz Au
Measured	16,158	2.01	730	1.09	379,235	566
Indicated	31,798	2.13	769	1.14	786,183	1,165

Med + Ind	47,956	2.09	756	1.12	1,165,418	1,732

El Porvenir

Type	Tonnes	True Width	Ag (gr/tonne)	Au (gr/tonne)	Oz Ag	Oz Au
Measured	82,271	1.79	640	0.93	1,692,873	2,460
Indicated	61,911	1.62	553	0.80	1,100,755	1,592

Med + Ind	144,182	1.72	603	0.87	2,793,628	4,052

Total North Porvenir & El Porvenir

Type	Tonnes	True Width	Ag (gr/tonne)	Au (gr/tonne)	Oz Ag	Oz Au
Medidos	98,429	1.83	655	0.96	2,072,108	3,026
Indicados	93,709	1.79	626	0.92	1,886,938	2,758

Med + Ind	192,138	1.81	641	0.94	3,959,047	5,784

The total measured and indicated resource as tabulated by EDR is 192,138 tonnes at an average silver grade of 641 gm/tonne Ag and 0.94 gm/tonne Au.

16.5.1           Dilution

The mine personnel map each face in the sills and each round in the stopes. For each round, the mine personnel map and sample the face at various intervals along the opening. Accordingly, detailed assay information is available and recorded. RCG reviewed the available information on dilution with the mine and calculated the mining

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dilution to be approximately 8% across the stopes and sills for the vein averaging around 2.0 meters in true-width. This figure does not include dilution associated with the cut and fill mining method used by EDR. An additional 2 to 5% dilution is typically introduced from the floors during the mucking cycle in similar operations. This was discussed with EDR’s mine management and a figure of 10% was selected as a reasonable figure for dilution.

EDR employs a selective mining method along the vein to ensure that only material above the incremental cut-off is actually mined and sent to the mill for processing. As a result, the material adjacent to the primary economic material is highly mineralized and can run as high as 150 to 180 gm/tonne Ag. RCG reviewed the data and feels that the dilution would have a minimum grade of 70 gm/tonne Ag.

RCG recommends that EDR incorporate a dilution of 10% and a grade of 70 gm/tonne Ag in future reserve work. It is also recommended that EDR develop a method to calculate dilution in terms of percent and grade as part of the reconciliation methodology and update the dilution assumption accordingly as dictated by the data.

16.5.2           Extraction

Extraction in cut and fill operations can be as high as 95% because of the minimum amount of pillars required between stopes and the deletion of crown pillars typical to open stoping methods. Vein thickness is probably the most overriding factor affecting extraction at Guanacevi. With an average true-thickness of approximately 2.0 meters, any material left in place has a significant impact on extraction ratio. RCG reviewed stope geometry and mining practice with EDR’s mine management. It was concluded that for an average stope, the extraction ratio would average 87%.

RCG recommends that EDR incorporate an extraction ratio of 87% in future reserve work. In addition, RCG recommends that EDR develop a method for tracking extraction over time and adjust the extraction assumption accordingly as dictated by practice in the mine.

16.5.3           Proven and Probable Reserves

There are metallurgical differences between Zone1 and Zones 2 and 3, therefore, RCG re-tabulated measured and indicated reserves in a format that reflects the differences between zones. In addition, RCG used a mining recovery of 87% and introduced mining dilution of 10% at 70 gm/tonne Ag.

The mineable reserves for the El Porvenir and North Porvenir areas are summarized in Table 18 below. The reserves are presented as of March 15, 2006. A longitudinal section showing the proven and probable reserve blocks is found in Figure 24 Longitudinal Section Showing Reserves and Resources for El Porvenir and North Porvenir Zones.

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Table 18 Proven & Probable Reserves

Endeavour Silver Corp.
MINERA SANTA CRUZ Y GARIBALDI S.A. de C.V.
RESERVES AS OF MARCH 15, 2006 - RCG Adjusted Estimate

Zone 1
Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077

Proven + Probable	44,696	425	0.63	611,400	912	468	674,328

Zones 2 & 3
Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600

Proven + Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined
Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag Oz
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677

Proven + Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Notes:
1/ Includes mining recovery of 87%
2/ Includes dilution of 10% at 70 gm/t Ag
3/ Silver recovery is estimated to be 70% and 80% for Zones 1 and Zones 2 & 3, respectively
4/ Gold recovery is estimated to be 76.5% for all Zones.
5/ Breakeven Cut-off grade for Zone 1 is minimum of 1.0 m at 404 gm/t AgEquiv and 306 gm/t AgEquiv incremental
6/ Breakeven Cut-off grade for Zones 2 and 3 is 1.0m at 353 gm/t AgEquiv and 311 gm/t AgEquiv incremental
7/ Formula for Equivalent Ag Ounces = Ag Ounces + Au Ounces * Gold Factor
8/ Gold Factor = (Recovery Ag/Recovery Au) * (NSR Ag/NSR Au) or 69 and 60 for Zone 1 and Zones 2 & 3, respectively.
9/ NSR, $/oz = Price - Freight - Smelting - Refining - Royalty 9/ Reserves are based on manual estimates
10/ 1 troy ounce - 31.1035 grams

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Surface
2500 EL
2400 EL
2300 EL
2200 EL
2100 EL
El Porvenir
North Porvenir
El Porvenir Rerves And Resources - March 31, 2006
Longitudinal Section Looking N 45 E
Range Consulting Group
Date: March 24, 2006
Revision

C:\endeavour\technical report\RCG Technical Report_4.doc
March 28 Draft

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16.5.4           Sensitivity To Commodity Prices

RCG compared the individual reserve blocks to the sensitivity cut-offs shown in Table 13. For the low price case (“Case 1”) all blocks were above the higher cut-off and would remain in the reserve estimate. For the higher price case (“Case 2”) there was obviously no change to the current reserve blocks. RCG did not re-evaluate the channel samples to see if additional areas might be included at the lower cut-off grade, thereby increasing the reserve due to higher prices.

16.5.5           Conclusion

RCG believes that these resource and reserve estimates have been reasonably prepared and conform to acceptable engineering practices for reporting reserves and resources. In review of other properties and companies it is the view of RCG that this estimate is professionally done and conservative. RCG believes that the classification of resources and reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

16.6             Resource Estimations

Resources were classified as measured, indicated, and inferred based on the distance to the closest sample. As previously discussed in section 16.2 Reserve Methodology measured resources are projected from approximately 10 meters from the point of channel sampling. Indicated resources are projected another 15 meters from the measured and inferred resources are projected an additional 10 meters from these points of contact where the blocks are adjacent and contiguous. In some cases, the inferred blocks are projected slightly farther than those described when continuity of the orebody can reasonably be assumed by EDR’s mine geologist. In the case of vein intersections from either surface or underground drilling above the cut-off, EDR draws a polygon (usually a square) around the pierce-point with distances ranging from 25 meters to 35 meters from the center to the perimeter of the polygon.

RCG believes that all resources are classified according to the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.

To estimate the inferred resource block tonnages and grades, EDR has prepared a longitudinal section for the EL Porvenir and North Porvenir area; the Porvenir Dos area; and DSC area. The sections have been updated to show current progress and previous workings where the information is known to EDR.

In relevant zones, EDR locates the economic intersection of each vein and composites it according to cut-off grade and minimum mining width of 1.0 meter. For inferred resources, EDR does not look to either side of the vein for incremental material as all resources are calculated to a geologic cut-off of 200 gm/t Ag.

To calculate the block volumes, EDR draws the resource polygons on the respective longitudinal section and measures the area using AutoCAD methods. Using the

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composited total sample true average length, EDR calculates the block volume. Because the vein dips between 45° and 65°, EDR adjusts the volume of block based on the average dip of the vein at that location.

Unlike the measured and indicated blocks, the inferred resource blocks use a composited SG for each block.

The resulting information is tabulated and presented as an inferred resource block. An example of the calculation and tabulation for the North Porvenir Zone is presented in the Table 19 Example - Resource Calculation – North Porvenir Area.

Table 19 Example - Resource Calculation – North Porvenir Area

Block	Zone	True Width	Ag g/t	Au g/t	Area	Dip	Horizontal Width	Volume	Density	Tonnes
INF-02	3	1.61	535	0.76	507	52.00	2.04	1,036	1.60	1,657
INF-03	1	1.39	435	0.59	62	54.60	1.71	106	2.60	275
INF-04	1	1.31	529	0.80	182	55.23	1.59	290	3.60	1,045
NP-6-1	3	1.00	256	0.38	2,188	53.96	1.24	2,706	2.60	7,035
NNP 8-1	3	1.68	294	0.51	358	54.96	2.05	735	3.60	2,644
NP-10-A1	3	1.00	228	0.17	1,001	54.80	1.22	1,221	2.60	3,175
NP 11A-2	2	4.87	349	0.45	925	56.20	5.85	5,415	2.60	14,080
NP 12A-2	2	1.00	296	0.33	1,221	54.80	1.23	1,500	2.60	3,901
NP-11-B2	2	1.26	265	2.08	1,835	52.55	1.59	2,912	2.60	7,572
NP-14-2	1	1.47	765	3.90	969	54.86	1.80	1,742	2.60	4,529
NP-14-C	1	1.00	497	1.45	898	54.86	1.22	1,097	2.60	2,852
NP-15-2	1	4.02	343	0.47	28	54.65	4.93	138	2.60	359
NP-15-3	1	2.36	458	0.80	2,465	54.65	2.89	7,120	2.60	18,513
NP-15-4	1	1.71	302	0.34	2,500	54.65	2.10	5,241	2.60	13,627
NP-15-B	1	2.09	288	0.50	456	52.70	2.62	1,195	2.60	3,108
NP16-2	1	1.00	202	0.21	817	52.70	1.26	1,031	2.60	2,681
NP-17-2	1	5.66	386	0.98	402	56.33	6.80	2,735	2.60	7,111
NP-18-1A	1	0.94	268	0.37	2,339	54.95	1.15	2,679	2.60	6,964
NP-18-3	1	0.99	760	1.44	2,605	54.95	1.21	3,147	2.60	8,182
NP-19-2	1	1.09	303	1.60	1,553	51.95	1.38	2,145	2.60	5,576
NP-19-3	1	1.00	221	1.37	2,468	51.95	1.27	3,134	2.60	8,149
NP-19-4	1	2.63	444	1.67	2,725	50.00	3.43	9,348	2.60	24,306
NP-19-5	1	1.00	411	0.29	2,500	50.00	1.30	3,254	2.60	8,460
NP-20-3	1	1.00	201	0.35	1,534	46.00	1.39	2,133	3.60	7,677
NP31-3	2	3.10	449	0.56	2,716	52.80	3.89	10,570	2.60	27,483

Average	2.21	390	0.92	Total	190961

16.6.1           Grade Capping

See Section 16.3 for information on grade capping.

16.6.2           Cut-off Grade Calculation

The inferred resources are presented by EDR at a 200 gm/t Ag cut-off grade and a 1.0 meter minimum mining width. RCG believes this to be reasonable given the nature and continuity of the orebody.

16.6.3           El Porvenir & North Porvenir Inferred Resources

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Table 20 El Porvenir and North Porvenir Inferred Resources

Endeavour Silver Corp.
MINERA SANTA CRUZ Y GARIBALDI S.A. de C.V.
INFERRED RESOURCES AS OF MARCH 15, 2006

Classification	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,248
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300

All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,548

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Formula for Equivalent Ag Ounces = Ag Ounces + Au Ounces * Gold Factor
4/ Gold Factor = (Recovery Ag/Recovery Au) * (FS&R Ag/FS&R Au) or 69 and 60 for Zone 1 and Zones 2 & 3, respectively.
5/ Resources are based on a polygonal estimate.
6/ 1 troy ounce equals 31.1035 gms.

The polygons used in Table 20 El Porvenir and North Porvenir Inferred Resources have been shown with the reserves on Figure 24 Longitudinal Section Showing Reserves and Resources for El Porvenir and North Porvenir Zones.

A detailed listing of the polygons is affixed in the Appendix in Section 23.3.

16.6.4           Deep Santa Cruz Area Inferred Resources

Table 21 Deep Santa Cruz Inferred Resources

Endeavour Silver Corp
DEEP SANTA CRUZ
INFERRED RESOURCES AS OF MARCH 15, 2006

Vein	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Shell A	18,879	653	0.59	396,400	358	689	418,238
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,368
Shell C	46,916	542	1.07	817,500	1,614	607	915,954
Shell D	12,737	772	1.94	316,100	794	890	364,534

All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,094

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Gold Equivalent based on the ratio of $427 gold price and $6.98 silver price ($427/$6.98 = 61). The gold equivalent calculation will be affected by other factors, such as recovery and the net smelter return of both gold and silver. These factors are not known for the Deep Santa Cruz area.
5/ Resources are based on a manual polygonal estimate.
6/ 1 troy ounce equals 31.1035 gms.

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Long sections for each of the four shells are shown in Figure 25 through Figure 28.

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Figure 25 DSC Inferred Resource – Shell A

S E C T I O N NW 45° SE LOOKING AT N45°E
The section profile was bulding with intersection betwen each transversal section (N45°E) and outcrop vein
EXPLANATION
LEVEL 6
LEVEL 8
LEVEL 11
LEVEL 13
BIG STOPE
SHELL A

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Figure 26 DSC Inferred Resource – Shell B

SECTION NW 45° SE LOOKING AT N45°E
The section profile was bulding with intersection betwen each transversal section (N45°E) and outcrop vein
LEVEL 6
LEVEL 8
LEVEL 11
LEVEL 13
STOPE
ENDEAVOUR GOLD Co. S.A. DE C.V.
SHELL B

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Figure 27 DSC Inferred Resource – Shell C

EXPLANATION
S E C T I O N NW 45° SE LOOKING AT N45°E
The section profile was bulding with intersection betwen each transversal section (N45°E) and outcrop vein
LEVEL 6
LEVEL 11
LEVEL 0
STOPE
SHELL C

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Figure 28 DSC Inferred Resource – Shell D

S E C T I O N NW 45° SE LOOKING AT N45°E
The section profile was bulding with intersection betwen each transversal section (N45°E) and outcrop vein
EXPLANATION
LEVEL 6
LEVEL 8
LEVEL 11
LEVEL D
SANTA CRISTINA
SHELL D

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16.6.5           Porvenir Dos Inferred Resource

Table 22 Porvenir Dos Inferred Resource

Endeavour Silver Corp.
PORVENIR DOS
INFERRED RESOURCES AS OF MARCH 15, 2006

Vein	Tonnes	Ag (gm/tonne)	Au (gm/tonne)	Oz Ag	Oz Au	AgEquiv (gm/tonne)	Equiv Ag oz
Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,812
Conglomerate	40,115	474	0.73	611,300	942	519	668,762

All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,574

Notes:
1/ Resource is undiluted and does not consider mining extraction.
2/ Based on a primary mining minimum width of 1.0 m at a 200 gm/t geological cut-off.
3/ Gold Equivalent based on the ratio of $427 gold price and $7.00 silver price ($427/$6.98 = 61). The gold equivalent calculation will be affected by other factors, such as recovery and the net smelter return of both gold and silver. These factors are not known for the Porvenir Dos area.
5/ Resources are based on a manual polygonal estimate.
6/ 1 troy ounce equals 31.1035 gms.

A long section showing the Porvenir Dos inferred resource polygons is shown in Figure 29. A typical cross section showing the relationship of the two veins is shown in Figure 30.

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Figure 29 Long Section Showing Porvenir Dos Inferred Resource

2500 elev.
2400 elev.
2300 elev.
2200 elev.
2100 elev.
2000 elev.
1900 elev.
EL PORVENIR CUATRO CLAIM
EL PORVENIR DOS CLAIM
FAULT
RIO
SANTA CRUZ DOS CLAIM
EL PORVENIR DOS CLAIM
Inferred Resource SCV
Inferred Resource Cg el PMV
ENDEAVOUR GOLD Co. S.A. DE C.V.
GUANACEVI PROJECT
EXPLORATION PROGRAM EL PORVENIR MINE
RESOURCE ESTIMATION
EL PORVENIR DOS CLAIM

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Figure 30 Typical Cross Section – Porvenir Dos Area

ELEVATION
2500
2450
2400
2350
2300
2250
2200
2150
2100
2430 elev.
2430 elev.
Tr
Ta
GC
PD36-1
PD36-2
PD36-3
SANTA CRUZ VEIN
FOOTWALL VEIN
PORVENIR DOS CLAIM
Real Width
Ag g/t
Au g/t
4.00 m
419
1.19
0.54 m
483
0.82
PD 36-1
4.37 m
521
0.93
0.39 m
270
0.27
PD 36-2
5.09 m
181
0.4
0.46 m
4717
5.8
PD 36-3
GEOLOGIC SYMBOLS
Qal ALLUVIUM
Tr RHYOLITES
Ta ANDESITES
Tat TUFF
GC CONGLOM.
Tg INTRUSIVE
Td DIKES
STRIKE AND DIP
GEOL. CONTACT
CONT. INFERRED
FAULT
FRACTURE
VEIN
HYDROTH. BX
DISSEMINATED
STOCKWORK

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16.7             Validation

The Guanacevi project has never reported reserves. Additionally, there is not a substantial operating history from which to rely upon. Accordingly, RCG performed a series of tests and measure in order to gauge the appropriateness of the assumptions used by EDR. The tests used by RCG included univariate statistics, variography, contouring of resource and reserves and independent 3-D modeling. The following sections summarize the validation activities undertaken by RCG.

RCG used MineSight software for the validation exercises.

16.7.1           Statistics

The drillhole sample assays and channel sample assays were loaded to the MineSight database from the data received, which was in an Excel spreadsheet (“xls”) format for the drillholes and in an Access database (“mdb”) format for the channel samples. Initially, the data had to be formatted in the MineSight input format. Data questions were addressed previously and reported to EDR mine personnel.

Various statistics were generated from the drillhole and channel sample data. The statistics were used as a check and to get a feel of the grade distribution at Guanacevi project. The statistics compare reasonably well with what is observed in the resource modeling. The basic statistics for Ag and Au from the drillhole data is as follows, based on Ag cut-off grades (along with the histograms):

Table 23 Drill Hole Assays Statistics – All Drillholes

Drillhole Assay Statistics - All Drillholes

Ag (g/t)	Ag Length (m)	% Above	Avg Ag	Ag Std.	Coeff. Of	Au Length	% Above	Avg Au	Au Std.	Coeff. Of
Cutoff	Above Cutoff	Cutoff	(g/t)	Dev.	Variation	Above Ag Cutoff	Cutoff	(g/t)	Dev.	Variation
0	2779.6	100.0	60.2	216.0	3.59	2778.6	100.0	0.79	4.58	5.81
50	558.9	20.1	257.5	427.8	1.66	557.9	20.1	0.53	1.01	1.89
100	360.8	13.0	360.0	503.9	1.40	359.8	12.9	0.70	1.21	1.72
150	252.1	9.1	462.8	573.2	1.24	252.1	9.1	0.87	1.40	1.60
200	192.5	6.9	553.2	629.3	1.14	192.5	6.9	1.05	1.56	1.49
250	149.5	5.4	647.4	685.9	1.06	149.5	5.4	1.23	1.72	1.41
300	121.8	4.4	732.0	734.4	1.00	121.8	4.4	1.33	1.86	1.40
350	97.6	3.5	833.1	789.0	0.95	97.6	3.5	1.46	2.03	1.39
400	83.0	3.0	914.2	829.9	0.91	83.0	3.0	1.60	2.17	1.35
450	66.3	2.4	1037.8	887.6	0.86	66.3	2.4	1.82	2.37	1.30
500	58.7	2.1	1111.7	918.2	0.83	58.7	2.1	1.95	2.48	1.27
550	50.8	1.8	1202.4	955.6	0.79	50.8	1.8	2.07	2.62	1.27
600	46.5	1.7	1260.7	979.7	0.78	46.5	1.7	2.11	2.72	1.29
650	41.8	1.5	1331.3	1008.9	0.76	41.8	1.5	2.24	2.84	1.27
700	34.4	1.2	1473.3	1062.2	0.72	34.4	1.2	2.52	3.05	1.21
750	29.9	1.1	1586.3	1096.9	0.69	29.9	1.1	2.76	3.20	1.16
800	27.5	1.0	1655.3	1116.5	0.67	27.5	1.0	2.87	3.31	1.16
850	23.6	0.9	1792.4	1150.0	0.64	23.6	0.9	3.13	3.51	1.12
900	22.5	0.8	1841.1	1160.9	0.63	22.5	0.8	3.24	3.57	1.10
950	21.5	0.8	1881.2	1170.6	0.62	21.5	0.8	3.30	3.64	1.10
1000	19.3	0.7	1984.4	1193.8	0.60	19.3	0.7	3.21	3.56	1.11
1050	18.2	0.7	2039.6	1205.3	0.59	18.2	0.7	3.28	3.65	1.11

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Table 24 Drillhole Assay Statistics – Drillholes within El Porvenir Reserve/Resource Area

Drillhole Assay Statistics - Drillholes within North Porvenir Reserve / Resource Area

Ag (g/t)	Ag Length (m)	% Above	Avg Ag	Ag Std.	Coeff. Of	Au Length	% Above	Avg Au	Au Std.	Coeff. Of
Cutoff	Above Cutoff	Cutoff	(g/t)	Dev.	Variation	Above Ag Cutoff	Cutoff	(g/t)	Dev.	Variation
0	1279.8	100.0	68.4	181.3	2.65	1278.8	100.0	0.17	0.42	2.45
50	329.5	25.7	234.8	300.4	1.28	328.5	25.7	0.44	0.69	1.57
100	210.7	16.5	327.7	342.3	1.04	209.7	16.4	0.57	0.81	1.43
150	154.8	12.1	401.9	372.4	0.93	154.8	12.1	0.68	0.91	1.33
200	120.8	9.4	466.7	398.5	0.85	120.8	9.4	0.79	0.99	1.26
250	90.5	7.1	547.9	431.3	0.79	90.5	7.1	0.93	1.10	1.19
300	68.9	5.4	633.5	462.4	0.73	68.9	5.4	0.96	1.18	1.23
350	54.2	4.2	717.0	489.4	0.68	54.2	4.2	0.99	1.24	1.25
400	45.0	3.5	787.6	509.0	0.65	45.0	3.5	1.07	1.34	1.24
450	34.5	2.7	898.8	534.9	0.60	34.5	2.7	1.20	1.50	1.25
500	29.5	2.3	971.4	545.5	0.56	29.5	2.3	1.29	1.59	1.24
550	26.4	2.1	1025.2	553.5	0.54	26.4	2.1	1.37	1.67	1.22
600	25.8	2.0	1036.0	555.4	0.54	25.8	2.0	1.38	1.69	1.23
650	22.7	1.8	1092.2	570.1	0.52	22.7	1.8	1.44	1.79	1.24
700	17.3	1.4	1222.2	595.9	0.49	17.3	1.4	1.58	1.98	1.25
750	15.3	1.2	1287.6	604.1	0.47	15.3	1.2	1.68	2.08	1.23
800	13.6	1.1	1352.3	613.2	0.45	13.6	1.1	1.73	2.21	1.28
850	11.5	0.9	1449.6	619.7	0.43	11.5	0.9	1.85	2.39	1.30
900	10.3	0.8	1515.7	622.2	0.41	10.3	0.8	1.93	2.53	1.31
950	10.3	0.8	1515.7	622.2	0.41	10.3	0.8	1.93	2.53	1.31
1000	8.1	0.6	1662.4	626.1	0.38	8.1	0.6	1.36	1.04	0.77
1050	8.1	0.6	1662.4	626.1	0.38	8.1	0.6	1.36	1.04	0.77

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Table 25 Drillhole Assay Ag Histogram – All Drillholes

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Figure 31 Drillhole Assay Ag Histogram – Drillholes in N. Porvenir Area

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The basic statistics for Ag and Au from the channel sample data is as follows, based on Ag cutoff grades (along with the histograms):

Table 26 Channel Sample Assay Statistics – All Samples

Channel Sample Assay Statistics - All Samples

Ag (g/t)	Ag Length (m)	% Above	Avg Ag	Ag Std.	Coeff. Of	Au Length	% Above	Avg Au	Au Std.	Coeff. Of
Cutoff	Above Cutoff	Cutoff	(g/t)	Dev.	Variation	Above Ag Cutoff	Cutoff	(g/t)	Dev.	Variation
0	2131.7	100.0	438.1	720.1	1.64	2131.7	100.0	0.70	1.56	2.23
50	1717.6	80.6	539.0	768.8	1.43	1717.6	80.6	0.84	1.71	2.03
100	1471.4	69.0	616.9	804.8	1.30	1471.4	69.0	0.95	1.82	1.90
150	1255.9	58.9	701.6	842.5	1.20	1255.9	58.9	1.07	1.94	1.81
200	1096.3	51.4	778.6	875.5	1.12	1096.3	51.4	1.19	2.05	1.73
250	948.2	44.5	865.6	911.2	1.05	948.2	44.5	1.31	2.18	1.66
300	842.3	39.5	939.9	941.0	1.00	842.3	39.5	1.42	2.29	1.61
350	755.0	35.4	1011.4	968.7	0.96	755.0	35.4	1.53	2.39	1.57
400	666.3	31.3	1096.6	1000.8	0.91	666.3	31.3	1.65	2.52	1.53
450	605.2	28.4	1164.5	1025.9	0.88	605.2	28.4	1.73	2.61	1.51
500	548.6	25.7	1235.9	1052.0	0.85	548.6	25.7	1.82	2.72	1.50
550	495.1	23.2	1313.1	1079.5	0.82	495.1	23.2	1.92	2.84	1.48
600	448.4	21.0	1389.9	1106.4	0.80	448.4	21.0	2.03	2.96	1.46
650	418.4	19.6	1444.8	1125.6	0.78	418.4	19.6	2.10	3.05	1.45
700	378.5	17.8	1526.1	1153.9	0.76	378.5	17.8	2.21	3.18	1.44
750	345.5	16.2	1602.9	1179.5	0.74	345.5	16.2	2.32	3.31	1.43
800	317.8	14.9	1675.4	1202.9	0.72	317.8	14.9	2.39	3.42	1.44
850	296.2	13.9	1737.5	1223.0	0.70	296.2	13.9	2.47	3.53	1.43
900	263.3	12.4	1845.3	1256.4	0.68	263.3	12.4	2.62	3.71	1.42
950	247.8	11.6	1903.1	1273.0	0.67	247.8	11.6	2.70	3.81	1.41
1000	228.5	10.7	1981.4	1295.8	0.65	228.5	10.7	2.80	3.94	1.41
1050	209.8	9.8	2066.7	1318.9	0.64	209.8	9.8	2.91	4.09	1.41

Table 27 Channel Sample Assays Statistics – Samples Within North Porvenir Reserve / Resource Area

Channel Sample Assay Statistics - Samples within North Porvenir Reserve / Resource Area

Ag (g/t)	Ag Length (m)	% Above	Avg Ag	Ag Std.	Coeff. Of	Au Length	% Above	Avg Au	Au Std.	Coeff. Of
Cutoff	Above Cutoff	Cutoff	(g/t)	Dev.	Variation	Above Ag Cutoff	Cutoff	(g/t)	Dev.	Variation
0	2081.7	100.0	444.5	726.6	1.63	2081.7	100.0	0.71	1.58	2.22
50	1684.9	80.9	544.6	774.5	1.42	1684.9	80.9	0.85	1.72	2.02
100	1446.8	69.5	622.0	810.0	1.30	1446.8	69.5	0.96	1.83	1.90
150	1234.7	59.3	707.8	847.7	1.20	1234.7	59.3	1.09	1.95	1.80
200	1080.9	51.9	783.8	880.0	1.12	1080.9	51.9	1.20	2.06	1.72
250	937.1	45.0	870.1	915.1	1.05	937.1	45.0	1.32	2.19	1.66
300	834.1	40.1	943.6	944.3	1.00	834.1	40.1	1.43	2.29	1.61
350	749.3	36.0	1014.1	971.5	0.96	749.3	36.0	1.53	2.40	1.57
400	661.1	31.8	1099.9	1003.6	0.91	661.1	31.8	1.66	2.52	1.52
450	601.0	28.9	1167.4	1028.5	0.88	601.0	28.9	1.74	2.62	1.51
500	545.1	26.2	1238.7	1054.4	0.85	545.1	26.2	1.82	2.73	1.50
550	492.5	23.7	1315.3	1081.6	0.82	492.5	23.7	1.93	2.85	1.48
600	446.3	21.4	1391.9	1108.3	0.80	446.3	21.4	2.04	2.97	1.46
650	417.0	20.0	1445.9	1127.2	0.78	417.0	20.0	2.10	3.06	1.45
700	377.1	18.1	1527.6	1155.6	0.76	377.1	18.1	2.22	3.19	1.44
750	344.1	16.5	1604.8	1181.3	0.74	344.1	16.5	2.32	3.32	1.43
800	316.4	15.2	1677.8	1204.8	0.72	316.4	15.2	2.39	3.43	1.44
850	295.4	14.2	1738.6	1224.4	0.70	295.4	14.2	2.48	3.53	1.43
900	262.5	12.6	1846.7	1257.9	0.68	262.5	12.6	2.63	3.72	1.41
950	247.0	11.9	1904.8	1274.6	0.67	247.0	11.9	2.70	3.82	1.41
1000	227.7	10.9	1983.6	1297.4	0.65	227.7	10.9	2.80	3.95	1.41
1050	209.0	10.0	2069.4	1320.6	0.64	209.0	10.0	2.92	4.10	1.41

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Figure 32 Channel Sample Assay Ag Histogram – All Samples

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Figure 33 Channel Sample Assay Ag Histogram – Samples in N. Porvenir Area

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16.7.2           Mineable Composites

Mineable composites were generated from the drillhole assay interval data using a minimum mining thickness of 1.0 meters and a minimum Ag cutoff grade of 200 gm/t. Statistics on the full drillhole data set and just within the North Porvenir area are given below. A vein orientation striking at a 315° azimuth and dipping 52° to the southwest was assumed in computing the true thickness. The mineable composites compare favorably to the reserve and resource polygons

Table 28 Composited

Mineable Drillhole Intervals - Statistics for All Intervals

Item	Total Apparent	Total True	Mean	Std.	Coeff. Of
	Thickness (m)	Thickness (m)	Value	Dev.	Variation
Undiluted Ag (g/t)	202.7	160.0	513.1	444.9	0.87
Diluted Ag (g/t)	202.7	160.0	482.2	349.6	0.72
Undiluted Au (g/t)	202.7	160.0	0.973	1.210	1.24
Diluted Au (g/t)	202.7	160.0	0.900	0.892	0.99
Apparent Thickness (m)	202.7	160.0	3.05	1.78	0.58
True Thickness (m)	202.7	160.0	2.44	1.44	0.59

Mineable Drillhole Intervals - Statistics for North Porvenir Intervals

Item	Total Apparent	Total True	Mean	Std.	Coeff. Of
	Thickness (m)	Thickness (m)	Value	Dev.	Variation
Undiluted Ag (g/t)	126.8	96.8	441.4	259.9	0.59
Diluted Ag (g/t)	126.8	96.8	434.1	260.5	0.60
Undiluted Au (g/t)	126.8	96.8	0.748	0.598	0.80
Diluted Au (g/t)	126.8	96.8	0.727	0.570	0.78
Apparent Thickness (m)	126.8	96.8	3.25	1.97	0.61
True Thickness (m)	126.8	96.8	2.49	1.55	0.62

Notes:	1. Minimum True Mining Thickness Assumed = 1.0 m
2. Ag dilution = 70 g/t (for true thicknesses < 1.0 m)
3. Au dilution = 0.1 g/t (for true thicknesses < 1.0 m)
4. "Mean Value" column is weighted by true thicknesses.

16.7.3           Variography

RCG looked at the variography by combining the drillhole and underground samples. The resulting covariograms has a range of 38 meters. Based on this criteria alone, RCG would estimate the following parameters for classification of resources:

Measured at 50% of the range up to 19.0 meters
Indicated at 75% of the range up to 28.5 meters
Inferred at 100% of the range up to 38.0 meters

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In all cases, EDR’s estimation of reserves and resources is conservatively within the 38 meter range, except as noted.

Figure 34 Covariogram for DH + UG samples @ 45 Azi / 50

16.7.4           Contouring of El Porvenir and North Porvenir Areas

RCG contoured the available channel and drillhole information using Surfer 8. The data was contoured using and Inverse distance to the 4th power algorithm which is an exact estimator. The contouring is simple and un-optimized. However, RCG believes it serves as a good check on the continuity of the ore. The plot compares favorably with the polygons. In some areas, there is insufficient data to contour reliably. The plot is found in Figure 35 El Porvenir & North Porvenir Ag Contours below.

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Figure 35 El Porvenir & North Porvenir Ag Contours

16.7.5           Contouring of Porvenir Dos Area

RCG contoured the available channel and drillhole information using Surfer 8. The data was contoured using an Inverse distance to the 4th power algorithm which is an exact estimator. The contouring is simple and un-optimized. However, RCG believes that it serves as a good check on the continuity of the ore. The plot compares favorably with the polygons. In some areas, there is insufficient data to contour reliably. The plot is found in Figure 36.

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Figure 36 Porvenir Dos Santa Cruz Vein Contouring

16.7.6           Contouring of DSC

Contouring of the DSC area showed comparable results to the El Porvenir and North Porvenir areas. Graphical representations are not included for brevity.

16.7.7           3-D Modeling

Please refer to Section 13.5.1 Drillhole Collars, Survey, and 3-D Review.

16.8             Comparison with Previous Reserve Estimates

Not applicable

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17               Other Relevant Data and Information

None

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18               Interpretations & Conclusions

RCG believes that these resource and reserve estimates have been reasonably prepared and conform to acceptable engineering practices for reporting reserves and resources. RCG believes that the classification of resources and reserves meets the standards of Canadian National Instrument NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

The reserves and resources herein reported by EDR for the Guanacevi project were reviewed and accepted by RCG and constitute part of the ongoing operations by EDR. In RCG’s opinion there are no significant technical, legal, environmental, or political considerations that would materially affect the extraction and processing of the reserves and resources at the Guanacevi project.

RCG believes that the estimate of resources made and the procedures used by EDR are conservative when compared to other companies. The land controlled is highly prospective and RCG believes a high percentage of the resources could ultimately be converted into reserves with additional exploration and development. The Guanacevi project has the potential to be a significant silver producing district once again.

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19               Recommendations

Current operations by EDR have been underway since early 2005. Since that time, EDR has been diligent in expanding operations and improving the overall operation.

RCG recommends continued support for exploration activities at Guanacevi to develop resources into reserves and additional resources and extend mine life. EDR should continue to prioritize the exploration targets since the Guanacevi project area has a broad potential for the development and possible discovery of new ore. Underground access to the exploration areas must continue to be the primary means of investigating resource targets and developing reserves.

During the course of the assignment, RCG had an opportunity to review the procedures of EDR with respect to exploration, mine planning, and resource estimation. As part of the process on continuous improvement, RCG recommends the following for improvement of the overall operation.

  All current mining from the SCV is above the water table. Some of the lower resource blocks in North Porvenir, as well as, the resource blocks in DSC and Porvenir Dos are most likely below the water table encountered in the historic workings. RCG recommends that these exploration holes be suitably cased and saved for future hydrology studies. RCG believes that mining below the water table may have an affect on the current mining methods and costs.

  The resources and reserves in the El Porvenir area are based on the default specific gravity of 2.6. The exploration department has conducted specific gravity tests on most of the sampling on the vein. It is recommended that these specific gravity figures be used in future compositing of the SCV. The resources calculated in the DSC and Porvenir Dos areas used the composited SG for each vein intercept. EDR should consider having an outside lab conduct SG tests using an accepted procedure as a check on EDR’s results.

  The ability to reconcile the ore mined and milled to the original estimate will be critical part of future ore reserve and resource calculations. EDR currently has no specific plan for reconciliation. RCG recommends EDR develop a specific plan for reconciliation on stope by stope basis. Reconciliations will form the basis for reviewing the classification of measured, indicated, and inferred resources.

  RCG observed the onsite refining process and doré bar storage. RCG recommends that each doré bar be stamped with a sequential serial number and weight. The serial number and weight and assays should be kept on a master log in a secure place separate from the doré bars.

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  It is advisable to conduct further work to determine the extent of the MnO2 material so that a better understanding of the extent of MnO2 mineralization can be determined and incorporated into future mine planning.

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20               References

(a)	Secretaria de Energia et al., 1993, Monografia geologico-minera del Estado de Durango: Consejo de Recursos Minerales, Mexico City, MX, 204 pp.

(b)	Guanacevi Durango: Mineralized District evaluations summary, proprietary un-published report, 23 pp, Durning, Perry, et al., 1993,

(c)	Seccion Longitudinal de Mina El Porvenir Calculos de Recurso, no author, January 31, 2006

(d)	Minera Santa Cruz y Garibaldi Monthly Cost Reports, no author, 2005, 2006

(e)	Endeavour Silver Corp 2006 Budget, Version 16, no author, 2006

(f)	Assay Settlement Statement, Met Mex Penoles, S.A. de C.V., no author, 2004

(g)	Met-Mex Refining Contract, no author, no date

(h)	EDR Comparison of Assays Report, no author, no date

(i)	A Technical Review Of The North Porvenir Zone, Santa Cruz Mine, Guanacevi Project, Velasquez Spring, 2005

(j)	EDR databases, including DSCResources.xls, PDResources.xls, Capddh.xls, and Canales.xls.

(k)	EDR drawings for the North Porvenir, El Porvenir, Porvenir Dos and Deep Santa Cruz, including long sections and cross sections.

(l)	EDR Gemcom databases

(m)	EDR Vulcan Database

(n)	MCG Tailing Expansion Drawing by The Mines Group, 2005

(o)	EDR 2005 Mill Cost, no author, no date

(p)	Numerous other unpublished EDR drawings and worksheets

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21               Date & Signature Page

I, Arnt Eric Olson of Magnolia, TX, USA do hereby certify:

1.	I am currently employed as an Independent Consultant with:

Range Consulting Group, LLC
9319 Diamante Drive Magnolia, TX 77354 Phone: (888) 850-4459 Email: rangegroup@gmail.com

2.	I graduated with a Bachelors Degree with distinction in Mining Engineering from the University of Nevada-Reno in 1980.

3.	I am a member of the Australasian Institute of Mining and Metallurgy (AusIMM) in good standing since 2005.

4.	I have worked as a mining engineer for a total of 23 years since my graduation.

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI-43-101”) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report entitled “Technical Report on the Guanacevi Project, Durango, Mexico” dated March 31, 2006, (the “Technical Report”) relating to the Guanacevi project. I visited the Guanacevi project during February 2006 for a total of 5 days.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have not earned a majority of my income from Endeavour Silver Corp., or any associated or affiliated companies during the proceeding three years.

10.	I am independent of the issuer, Endeavour Silver Corp., applying all of the tests in Section 1.5 of the National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance that instrument and form.

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12.

I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

13.

I have no personal knowledge as of the date of this certificate of a material fact or material change with respect to the subject matter of this report which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Dated this 31st day of March, 2006

/s/ “AE Olson”

Arnt Eric Olson
Name of Qualified Person

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22               Additional Requirements for Technical Reports on Development and Production Properties

22.1             Mining Operations

Mining operations are carried out by a local mining contractor under the close supervision of EDR’s mine management. The mining contract expires on December 31st 2006. In the event that both parties fail to agree on acceptable terms for renewal, then EDR would assume the day to day mining operations. Assumption of the mining activities would most likely lead to further flexibility and optimization of costs.

22.1.1           Ground Conditions

The Porvenir Mine is a classic, high grade silver-gold, epithermal vein deposit, characterized by low sulphidation and adularia-sericite alteration. The Santa Cruz vein-fault, the host of the Ag/Au mineralization, is oriented NW and occurs principally within the Guanacevi Conglomerate, with a preferred strike of NW 45°SE and dips of 50° to 55°SW.

The footwall is an unaltered andesite that has Rock Quality Determination (“RQD’s”) in the range of 80 to 100. This is competent ground that only occasionally requires additional support such as 6 foot Spilt-set bolts or shotcrete.

The vein is a classic quartz vein that varies from 1 to 5 meters wide with an average width of approximately 2.5 meters. The footwall contact is defined by a clear change of rock type from vein material to unaltered andesite. The hanging wall contact is usually defined by a clear structural boundary between the vein and the hanging wall rocks. This contact is usually the Santa Cruz fault, a normal fault characterized by striations and fault gouge. This gouge material is typically a white clay that can be from 5mm up to one or two meters in thickness. The vein is generally self-supporting over the entire width and requires no mechanical supports. When vein widths increase beyond five meters some local support in the form of split-set bolts and welded wire mesh may be required. In some areas a post mineral movement has caused fracturing along the vein. The hanging wall is andesite or rhyolite with argillic to silicic alteration. This alteration varies locally from very weak to very strong depending on, the amount of argilliceous phases. In the zones of intense hangingwall alteration ground support such as 3.6 meter Swellex bolts and weld mesh support straps are required on a 1.5 meter by 1.5 meter spacing to maintain stability. Occasionally a thin cap of vein material is left on the hangingwall to prevent weathering of the clay.

22.1.2           Mining Method

A conventional cut and fill mining method is employed. Stopes are generally 100 meters long and 40 meters high.

Access to the stoping areas is provided by a series of primary and secondary ramps in the footwall. The ramps have grades from minus fifteen percent to plus twelve percent with

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plus or minus twelve percent as standard. The sections are: 4 by 4 meters for primary ramps and 3.5 by 3.5 meters for secondary ramps.

Stope access is by short (10 to 20 m) crosscuts from the ramp to the vein/stope. The crosscuts are generally 3.5 by 3.5 meters in section and are usually driven down at minus eighteen percent to intersect the stope. As the stope advances up dip on the vein, the back is taken down in these crosscuts to maintain access until the crosscut reaches a maximum inclination of eighteen percent.

Mining in the stopes is done with jackleg drills. Back cuts two meters high via breasting are taken and the broken ore is mucked out using scooptrams (2 or 3.5 yd depending on vein width). Waste fill from mine development is placed in the stope by the same scooptrams to within 2 to 2.5 meters of the back. When the vein is less than 2.5 meters wide the footwall is slashed to provide adequate width. This is done during the fill cycle and the slashed material remains in the stope as fill. Mining dilution averages ten percent and lost ore is also approximately ten percent. The dilution material in almost all cases is mineralized and therefore it is difficult to estimate its impact on the final grades of the mined ore.

Stopes that have ore in the sill when started are filled with one meter of cemented rock fill (“CRF”) to allow recovery of the sill pillar. This CRF consists of development waste mixed with five percent by weight ordinary portland cement and is placed over a five millimeter steel weld mesh on the stope sill. The CRF is mixed in a muck bay adjacent to the stope by the same scooptram that will place it in the stope. Three to six sacks of cement (depending on bucket capacity) are simply dumped on top of a bucket of waste, a little water added and this is mixed a few times by the scooptram and then carried into the stope and dumped on the sill. This CRF is placed starting at the entrance going in so that the scooptram is driving on top of the fresh fill to provide compaction. This is a common method in Mexico that is working very well.

Ore and waste transportation is by scooptram and truck haulage.

Mine drainage and pumping is minimal at this time as very little ground water has been encountered and water is being brought in from the surface for drilling and dust control.

Principal mine ventilation is provided by a 100 hp by 54 inch conventional mine exhaust fan. This fan is located on top of a 220 meter long by seven-foot diameter borehole. Fresh air is drawn down the ramp, through the workings and exhausted out to the surface through the borehole. This circuit is moving approximately 100,000 CFM of air. Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 36 inch diameter and 25 to 50 horsepower. These fans blow ventilating air to the working places through ventilation ducting that are 24 or 36 inches in diameter. There are currently seven secondary fans in operation.

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine site via 34.5 Kv overhead

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transmission lines. This is reduced by a 2000 Kva transformer to 13.5 Kv and distributed to the Santa Cruz Mine and the Porvenir Mine transformers. This power is taken underground at the Porvenir Mine at 13.5Kv via the ventilation borehole to the principal underground transformer. There it is reduced by a 750 Kva transformer to 4160 volts and distributed out to two portable underground mine transformers where it is reduced to 480v. From these portable transformers the electricity is distributed out to the secondary ventilation fans, the jumbo drill and other points of consumption by armored cables sized for the load. The underground electrical system is equipped with an automatic ground-fault-interrupter (“GFI”) system. Additional underground transformers will be added as required.

Compressed air is provided by three 650 CFM electric compressors installed on the surface. Compressed air is brought into the mine by a six-inch diameter pipe that passes down the borehole and then branches up and down the ramps in four-inch diameter principal airlines and then to two-inch airlines that enter the individual working places. A 700 CFM diesel compressor is installed on the surface as standby.

Complete maintenance and service facilities for the underground mobile equipment are located near the mine portal.

The mine is operating three 8 hours shifts 6 days a week by a mining contractor. The contractor and the miners are skilled and experienced in vein mining. They are not unionized. There is an incentive system in place rewarding personnel for good attendance and production. The total contractor work force consists of approximately 132 people including a mine superintendent.

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Table 29 Contract Mine Manpower

CONTRACTOR MANPOWER
Description Mine Superintendent Mine Foreman Shift bosses Secretary Drillers Helpers Scoop Operators Truck Drivers Mine Services Crew Mechanic and Helpers Warehousing & Security Driver Total	Total 1 1 6 1 35 35 22 18 2 8 2 1 132

Technical services and overall supervision is provided by Endeavour Silver staff. The total technical and administration workforce consists of 23 people including a mine manager.

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Table 30 EDR Technical and Administrative Staff

Endeavour Silver Staff
Description Mine Manager Purchasing Safety Secretary Engineering Geology Survey Mine Services Crew Mechanic and Helpers Warehousing & Security Driver Total	Total 1 1 1 1 1 6 3 3 3 2 1 23

The mine employs geology, planning and surveying personnel and has detailed production plans and schedules. All the mining activities are being conducted under direct supervision and guidance of the Mine Manager.

22.1.3           Grade Control

Sill faces are mapped on a daily basis by a geologist and tied to the last survey station. The geologists then spray paints the sample locations and lengths perpendicular to the structures. The geologist will also spray paint the maximum width that he wants the next round to be within. Typically there are 3 samples taken per face: (a) a sample directly above the main mineralized vein; (b) the vein; and (c) a sample directly in the footwall of vein. The geologist and/or a sampler then takes chip samples over the marked sample lengths. The samples are placed in individual sample bags with a numbered tag. The second half of the tag remains in the sample book and all pertinent information about the sample is recorded. This is repeated until all the samples are taken for each face. The samples are collected and then delivered to the MG laboratory for sample preparation and assaying. Duplicates and blanks are requested on a daily basis. The same procedure is followed when taking stope back samples. Back samples are taken every 3 meters along the back for the first two cuts and then every 5 meters on consecutive cuts.

The best grade control is the direct interaction between the geologist and the miner in the stope on a daily basis. This includes discussions on selective mining, leaving the hangingwall intact and not gouging into the footwall. The geologists and engineering

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staff meet with mining supervision on a weekly basis to discuss the previous week’s production, grade control, and grade control issues, including planned individual stope widths for the coming week. Grade control takes the ongoing involvement of everyone involved in the mine.

22.1.4           Production

Production from the mine and mill in 2005 amounted to 948,323 Ag ounces, 2,332 Au ounces, or 1,088,543 Ag Equivalent ounces using an equivalence ratio of 60 for Ag and 1 for Au. This production came from 102,617 tonnes of ore at an average grade of 385 gm/t Ag and 0.88 gm/t Au, or 438 g gm/t Ag Equivalent using an equivalence of 60 Ag to 1 Au. The mining operating costs averaged $35.40/t of ore. The mine was charged $23.00/t by the MG processing plant for ore processing.

EDR mine management is currently working on a project to access the DSC ore zone by deepening the existing shaft. This zone, if sufficient grades and tonnages are outlined, will allow a substantial production increase from the mine. In DSC 166 meters of cross-cuts were driven into the footwall and 5 diamond drill stations were cut.

EDR mine management is also currently working on a project to access the Porvenir Dos Ore Zone by ramp. The Porvenir Dos Ore Zone is located on the northwest extension of the SCV.

22.2             Milling

The MG mill processes ore from North Porvenir. EL Porvenir, MSCG, custom and purchased ores as well as the old tailings from tailings ponds.

The grinding section of the mill has a capacity of 420 tpd using 4 ball mills with rubber liners. The grinding circuit can be optimized if the rubber liners are replaced with steel.

The flotation circuit has a capacity of about 420 tpd, while the cyanide leach circuit can process up to 800 tpd. The flotation section is currently utilized when there is non-oxidized mill feed. The flotation concentration ratio is typically 18:1, but can go as high as 30:1. The processing flowsheet consists of coarse ore storage bins, conventional crushing, with a primary jaw crusher followed by a 4 foot secondary cone and 3 foot tertiary cone and screening (-½” or - 5 / 8 ”), grinding (60% passing 200 mesh) followed by either cyanidation or flotation. The concentrates are dried and shipped by truck to Peñoles Met-Mex facility in Torreon for smelting and refining. The flotation recoveries run between 60-85% for silver and 60-80% for gold. The flotation circuit can either produce a bulk product concentrate or two product concentrates.

The cyanide circuit consists of agitated leach tanks with oxygen addition, clarification, Merrill Crowe process, silver and gold precipitation with zinc followed by drying and refining. Oxidized ore is piped to a 50' diameter thickener and is then thickened to 50% solids slurry. The thickened slurry is transferred to leach tanks (12 units each at 40 tonnes

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capacity) that are arranged for gravity flow from tank to tank. The site utilizes 8 leaching tanks at present. The tanks are positioned in two rows of six units in each row. Each tank is equipped with an agitator. NaCN is added to the slurry at a ratio of 0.75 kg per tonne of slurry. Oxygen is injected into the slurry in the first tank to lower the retention time of the process. The solution from the leaching tanks is processed through 4 thickeners. The pregnant solution goes to Merrill-Crowe plant for extraction and precipitation of the silver-gold precipitate. The retention time in the leaching plant is about 70 hours, but the majority of the silver and gold is leached in the first 24 hours. Recoveries average around 75% for both silver and gold, but can range from a low of 65% to high of 90% and are ore dependant. All of EDR’s material is processed in the cyanide circuit.

A gas furnace smelts the precipitate to produce the silver doré which typically averages 98% silver and is shipped and sold to Peñoles Met-Mex facility in Torreon for final refining.

The assay laboratory utilizes wet assaying, fire assaying and atomic absorption methods. A new Perkins Elmer Atomic Absorption unit was purchased in 2005 to replace an older unit. The laboratory does all the assaying required for mill processing as well as assaying mine and exploration samples. Duplicates and blanks are run on a regular basis as well as check assays at outside laboratories. (See Section 12.4 Quality Assurance and Control).

In order to increase the production capacity and efficiency a larger ball mill and fine ore bin will be installed in the second quarter of 2006.

The tailings dams are constructed using the upstream method and the cyanide solution is recycled back to the cyanide circuit.

The MG plant and facilities appears to be well maintained and generally in excellent shape. EDR had facilities reviewed in an independent report by Herb Osborne, Summit Valley Equipment & Engineering submitted on February 7, 2005.

Table 31 MG Processing Plant Manpower

MG PROCESSING PLANT MANPOWER

Description	Total
Crushing	6
Milling & Flotation	13
Cyanidation	27
Tailings	2
Maintenance	10
Lab	8
Transportation	3
Warehousing	3

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Supervision	4
Safety	1
Administration & Security	8
Head Office-Durango	6
Total	89

22.3             Tailings Dam

The mill lies adjacent to a historic tailings dam which is utilized in current operations. EDR has sampled the old tailing and it is believed that the re-treatment of the tailings could possibly add to the economics of the Guanacevi project in the future. Any potential resources in the historic tailings are out of the scope of this report.

EDR has contracted with The Mines Group in Reno and Servicios Tecnicos de Laboratorio y Construccion in Mexico to review the current disposal facility and design an expansion. The new design would have enough capacity for 19.6 years at 600 tpd or 13 years at 900 tpd. The new design call for stages, and it will have a 2:1 overall slope. The design will meet all federal and local requirements and will be equipped with piezometers for environmental monitoring. EDR has budgeted the start of the tailings expansion in 2006.

22.4             Contracts

EDR represents that there are no contracts for mining, smelting, refining, transportation, handling, sales, contracts or agreements that are outside of normal or generally accepted practices within the mining industry. EDR has a policy on not hedging or forward selling any of its products.

22.5             Environmental Considerations & Safety

In 2003 and again in 2005 the MG Processing Plant was granted a two year clean plant certificate, “Certificado de Industria Limpia” by the Federal Environmental Agency of Mexico in recognition of plant compliance with the federal environmental laws. The MG plant monitors all the effluents and air quality at the site. Regular monitoring and laboratory testing are contracted out to qualified contractors.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

One of the tailings dams was repaired in 2005, by removing approximately 3 meters along the dam crest and then reconstructing it.

Regular meetings are held with the local Ejido (Local Government) and President of the Municipality of Guanacevi to discuss areas of mutual concern.

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Old disturbed areas around the mine operations were re-contoured and approximately 6,000 pine seedlings were planted on old and newly disturbed waste dumps, old roads and drill pads during 2005.

The mine and mill have induction meetings and tours with all new employees and hold regular weekly half hour safety meetings with all employees and contractor employees.

22.6             Taxes

EDR is subject to the taxing jurisdictions of Durango, Mexico and Canada

Taxation in Canada and Mexico are often complex and vary from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, the above disclosed taxes are all levied in the normal course of business. EDR represents that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

22.7             Capital Cost Estimates

Table 32 2006 Capital Develop Costs - Mine

2006 Capital Development Meters and Costs
Mina North Porvenir and Mina El Porvenir Summary

Total
Ramp (m)	1,590
$US	$ 646,380
Raise (m)	555
$US	$ 197,810
Total	$ 844,190

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Table 33 2006 Mill Capital Costs

2006 Mill Capital Costs
Increase capacity to 1,000 tpd at 80% passing 200#

Sub-Total
Ball Mill	240,000
Assay lab	70,000
Tailings NE Dam	185,000
Scale (60 tonne)	50,000
Coarse Ore Bins	99,000
Camp - water and sewage system	45,000
Flotation Circuit	173,000
Cyanide Circuit	188,000
Vehicles	45,000
Automation	100,000
Engineering	86,500
Total Mill Capital Cost	1,281,500

Note: The items above require detailed engineering and cost analysis

22.8             Economic Analysis

22.8.1          Capital and Operating Costs

EDR’s Guanacevi project is a modest size underground mining operation that utilizes the services of a contract miner in the underground operations. As such, the capital outlay for the mine will be nominal, except for the underground development which is expensed.

Anticipated capital expenditures for the plant are $1,281,500 in 2006 and are detailed in Table 33.

Mine capital are detailed in Table 32, however, the economic analysis considered the $6.45 per tonne development figure used in the reserve calculations.

The operating costs for the economic are the same figures used in the reserve calculation and are summarized below:

Table 34 Operating Costs

All Zones
Mining Cost	$ 18.45
Milling Cost	$ 21.55
Development	$ 6.45
UG Ore Haul	$ 2.10
Surface Haulage	$ 1.65
Mine Supervision	$ 2.90
Total	$ 53.10

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22.8.2          Economic Analysis

A simplified before-tax cash flow forecast has been prepared and is presented as Table 35. The economics cover the 11 month period from March 2006, at which time the known proven probable reserves will be exhausted. In the interim, it is expected that underground exploration will be advanced through both diamond drilling and drifting in the North Porvenir, El Porvenir, DSC, and Porvenir Dos areas, and that reserves will continually be added over time. The cash flow analysis does not take into account any of the resource.

The basic premise for the cash flow involve silver prices, which are taken at $8.00 per ounce and gold prices which are taken at $480 per ounce. Given the relatively short nature of the current reserve, RCG feels these prices are appropriate and reflect the current market view. Operating costs and capital expenditures are presented in First Quarter 2006 dollars using an exchange rate of 10 Mexican Pesos per USD. Reclamation and closure costs are excluded from the analysis.

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Table 35 Before-Tax Cash Flow Analyses - USD

	Units	2006
Production
Tonnes Milled/Mined	tonne	183,875
Head Grade - Ag	gm/tonne	589
Head Grade - Au	gm/tonne	0.85
Percent Zone 1 Ore	%	24%

Average Recovery Ag	%	77.6%
Average Recovery Au	%	76.5%

Silver Price	$/oz	8.00
Gold Price	$/oz	480.00

Saleable Silver	oz	2,702,032
Saleable Gold	oz	4,522

Revenue
Silver Revenue		$21,616,000
Gold Revenue		$2,171,000
Gross Revenue		$23,787,000
FS&R		$(1,067,000)
Royalty		$(714,000)
Net revenue		$22,006,000

Costs
Mining Cost		$(3,392,000)
Milling Cost		$(3,963,000)
Development		$(1,186,000)
UG Ore Haul		$(386,000)
Surface Haulage		$(303,000)
Mine Supervision		$(533,000)
Total Operating Costs		$(9,763,000)

Net Operating Cashflow		$12,243,000

Capital Expenditures		$(1,281,500)

Project Cash Flow		$10,961,500

Net Present Value	@ 10%	$ 9,965,000
	@ 12%	$ 9,787,000
	@ 15%	$ 9,532,000

From Table 35 above, it can be seen that the net present value at a discount rate of 12% is $10.0 million which is less than the undiscounted cash flow. This is because the software assumes beginning of year investment and discounts the first year.

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Sensitivity analyses were performed at the same discount rate and show the following NPV’s:

Table 36 Sensitivity Analysis

Million $
Base Case @ 12% Discount	9.8

Increase silver price by 10%	11.6
Decrease silver price by 10%	7.9

Increase gold price by 10%	10.0
Decrease gold price by 10%	9.6

Increase op costs by 10%	8.9
Decrease op costs by 10%	10.7

Increase cap costs by 10%	9.8
Decrease cap costs by 10%	9.8

As expected, the project exhibits the greatest sensitivity to the silver price, followed by the operating costs. Any variances in either grade or metallurgical recovery will be equivalent to similar changes in metal prices, since all three factors impact the revenue stream equally.

In all cases, the Guanacevi project shows positive economics as measured by this cash flow exercise, and thus the reserves are economic and appropriately reported as a reserve.

The Guanacevi project is an existing operation, so a discussion of payback is not applicable.

The mine life based on proven and probable reserves as of March 15, 2006 is just over 11 months at projected production levels of up to 16,500 tonnes per month. However, the property has a substantial undeveloped resource and RCG believes that continued exploration development will lead to a high conversion of these resources into reserves. Due to the geometry and the level of capital required to define reserves, RCG believes the Guanacevi project is characterized as a mine with a relatively short reserve mine life supplemented with considerable resources. This is similar to other projects currently in operation in Mexico.

The known mineralization on the SCV is extends some 3000 meters along strike. The ore zones in DSC, North Porvenir, and Porvenir Dos are open at depth, with high grade mineralization exhibiting steeply NW-raking trends in the SCV structure. El Porvenir is still open to the northwest and the southeast of currently known mineralization. The down-dip potential of DSC, North Porvenir, and Porvenir Dos is not constrained by any apparent increase in base-metal to Ag-Au ratios, and given that many epithermal vein systems of this type have vertical mineralized extents of 500 to 800 meters, EDR may expect 100 to 400 meters continued mineralization in the high-grade zones of the SCV

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structure as presently understood. The potential impact to SCV-related reserves of this additional mineralization would be on the order of a 75-100% increase of the present value.

In summary. RCG believes the potential for discovery of additional resources is extremely high.

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23                Appendices

23.1             Units and Abbreviations

For the purpose of this Report, all common measurements are given in Metric units. All tonnages shown are metric tonnes, and precious metal values are given in grams per tonne.

To convert to Imperial or English units, the following factors should be used:

1 short ton = 0.907 metric tonne (mt or t)
1 troy ounce = 31.1035 grams (g)
1 troy ounce/short ton = 34.286 gm/t
1 foot = 30.48 centimeters = 0.3048 meters
1 mile = 1.61 kilometer
1 acre = 0.405 hectare

The following is a list of abbreviations used in this report:

Table 37 List of Abbreviations

Abbreviation	Reference	Abbreviation	Reference
$	United States dollars	MC	Minera Capela S.A. de C.V
%	Percent	MG	Metalurgica Guanacevi S.A. de C.V.
*	"times"	MPA	Minera Plata Adelante S.A. de C.V.
/	per	MSCG	Minera Santa Cruz y Garibaldi S.A de C.V.
?	degrees	msl	mean sea level
AA	atomic absorption	mt	metric ton (1000 kg)
Ag	silver	MT	Minera Tayahua S.A. de C.V.
Au	gold	MXP	Mexican Peso
Autocad	computer aided drafting	NE	northeast
BSI	BSI Inspectorate	NP	North Porvenir
C	degrees Celsius	NPI	Net Profits Interest
CFM	cubic feet per mine	NPV	net present value
Chemex	ALS Chemex	NW	northwest
CIM	Canadian Institute of Mining, Metallurgy & Petroleum	oz	troy ounce
cos	cosine	PP	Punto Partida
CRF	cemented rock fill	ppb	parts per billion
DD	diamond drill	ppm	part per million
DGO	Durango	QA	quality assurance
DSC	Deep Santa Cruz	QC	quality control
EDR	Endeavour Silver Corp	RCG	Range Consulting Group
EP	El Porvenir	RPG	Refinadora Plata Guanacevi S.A. de C.V.
ESC	East Santa Cruz	RQD	rock quality designation
FS&R	Freight, Smelting & Refining	Rx	rock
ft or '	feet	SCV	Santa Cruz vein
g or gm	gram	SD	standard deviation
GC	Guanacevi conglomerate	SE	southeast
H/W	hangingwall	SG	specific gravity
has	hectares	sin	sine
in or "	inches	SW	southwest
kg	kilogram	Ta	andesite
km	kilometer	tpd	tonnes per day
Kv	kilovolt	Tr	rhyolite
Kva	kilovolt ampereres	USD or $	United States dollars
m	meter	yd	cubic yards

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23.2             Concessions

Please refer to Table 5 EDR Concessions Guanacevi Project for a complete listing of the concessions at the Guanacevi project.

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23.3             Detailed Listing of Polygons and Blocks

23.3.1           North Porvenir and El Porvenir Area

Block	Category	Zone	True Width	Ag g/t	Au g/t	Tonnes
A-01	Measured	3	1.48	425	0.59	774
A-09	Measured	2	2.53	919	1.36	6,960
A-14	Measured	1	1.86	688	0.91	2,431
A-15	Measured	1	1.86	688	0.91	2,927
A-16	Measured	1	1.00	303	0.74	620
A-17	Measured	1	1.00	303	0.74	620
A-20	Measured	1	1.38	552	1.03	943
A-21	Measured	1	1.38	552	1.03	883
A-01	Measured	1	1.48	425	0.58	4,395
A-02	Measured	1	1.71	418	0.58	2,902
A-03	Measured	1	1.82	452	0.72	1,590
A-04	Measured	1	1.57	466	0.74	1,781
A-05	Measured	1	1.30	443	0.77	1,571
A-06	Measured	1	1.27	521	0.78	2,746
A-07	Measured	1	1.30	443	0.77	1,454
A-08	Measured	1	1.31	529	0.80	2,791
A-09	Measured	2	2.53	919	1.36	6,235
A-10	Measured	2	1.99	673	0.99	15,005
A-11	Measured	2	1.82	798	1.14	3,458
A-12	Measured	2	1.75	732	1.06	13,646
A-13	Measured	2	1.75	707	0.97	9,953
A-18	Measured	3	1.71	517	0.73	6,381
A-19	Measured	3	1.77	580	0.87	8,363
I-01	Indicated	1	1.48	425	0.59	1,950
I-08	Indicated	2	2.53	919	1.36	17,684
I-10	Indicated	1	1.86	688	0.91	4,011
I-11	Indicated	1	1.86	688	0.91	4,115
I-12	Indicated	1	1.00	303	0.74	924
I-13	Indicated	1	1.00	303	0.74	924
I-16	Indicated	1	1.38	552	1.03	1,398
I-17	Indicated	1	1.38	552	1.03	792
I-02	Indicated	1	1.71	418	0.58	4,217
I-03	Indicated	1	1.57	466	0.74	2,557
I-04	Indicated	1	1.30	443	0.77	2,252
I-05	Indicated	1	1.27	521	0.78	4,165
I-06	Indicated	1	1.30	443	0.77	2,231
I-07	Indicated	1	1.31	529	0.80	4,254
I-09	Indicated	2	1.75	707	0.97	14,939
I-14	Indicated	3	1.71	517	0.73	10,076

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Bloc	Category	Zone	True Width	Ag g/t	Au g/t	Tonnes
I-15	Indicated	3	1.77	580	0.87	11,371
INF-01	Inferred	2	2.53	919	1.36	3,115
INF-02	Inferred	3	1.87	492	0.70	2,745
INF-03	Inferred	1	1.48	425	0.59	4,798
NP-8A	Inferred	3	1.19	379	0.34	9,371
NP-9A	Inferred	3	1.21	371	0.31	9,532
NP-10B	Inferred	3	1.03	242	0.17	11,301
NP-10D	Inferred	3	1.60	302	0.57	12,713
NP-11B	Inferred	2	1.48	419	0.62	11,617
NP-11C	Inferred	2	5.86	320	0.75	41,503
NP-11D	Inferred	2	1.35	358	0.45	7,840
NP-12A	Inferred	2	1.00	232	0.39	7,641
NP-12-B1	Inferred	2	1.22	679	1.00	9,556
NP-14A	Inferred	1	1.65	445	0.87	11,838
NP-14B	Inferred	1	2.55	325	0.79	17,948
NP-14C	Inferred	1	1.00	497	1.45	4,392
NP-15B	Inferred	1	2.09	288	0.50	12,426
NP-17A	Inferred	1	1.00	524	0.44	6,654
NP-17B	Inferred	1	2.28	555	1.28	16,189
INF-03	Inferred	1	1.48	425	0.59	293
INF-04	Inferred	1	1.31	529	0.80	1,045
NP-6-1	Inferred	3	1.00	256	0.38	7,035
NNP 8-1	Inferred	3	1.68	294	0.51	2,644
NP-10-A1	Inferred	3	1.00	228	0.17	3,175
NP 11A-2	Inferred	2	4.87	349	0.45	14,080
NP 12A-2	Inferred	2	1.00	296	0.33	3,901
NP-11-B2	Inferred	2	1.26	265	2.08	7,572
NP-14-2	Inferred	1	1.47	765	3.90	4,529
NP-14-C	Inferred	1	1.00	497	1.45	2,852
NP-15-2	Inferred	1	4.02	343	0.47	359
NP-15-3	Inferred	1	2.36	458	0.80	18,513
NP-15-4	Inferred	1	1.71	302	0.34	13,627
NP-15-B	Inferred	1	2.09	288	0.50	3,108
NP16-2	Inferred	1	1.00	202	0.21	2,681
NP-17-2	Inferred	1	5.66	386	0.98	7,111
NP-18-1A	Inferred	1	0.94	268	0.37	6,964
NP-18-3	Inferred	1	0.99	760	1.44	8,182
NP-19-2	Inferred	1	1.09	303	1.60	5,576
NP-19-3	Inferred	1	1.00	221	1.37	8,149
NP-19-4	Inferred	1	2.63	444	1.67	24,306
NP-19-5	Inferred	1	1.00	411	0.29	8,460
NP-20-3	Inferred	1	1.00	201	0.35	7,677
NP31-3	Inferred	2	3.10	449	0.56	27,483

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23.3.2           Deep Santa Cruz

Block	Category	Zone	True Width	Ag g/t	Au g/t	Tonnes
DSC1-5	Inferred	A	1.10	0.69	722	1,188
DSC1-8	Inferred	A	1.00	0.57	541	1,202
SC1-3	Inferred	A	1.85	0.53	671	1,191
DSC1-2	Inferred	B	1.00	0.79	690	946
DSC1-5	Inferred	B	1.00	2.04	502	1,208
DSC1-12	Inferred	B	1.35	0.49	589	1,304
SC1-3	Inferred	B	1.00	1.07	393	1,122
DSC2-1	Inferred	B	1.00	1.39	712	1,048
DSC2-2	Inferred	B	1.15	0.98	580	1,279
DSC2-4	Inferred	B	3.78	0.71	375	850
DSC2-5	Inferred	B	2.01	1.00	626	1,664
DSC2-6	Inferred	B	1.15	1.53	524	1,648
DSC2-8	Inferred	B	3.24	1.71	669	1,740
DSC1-5	Inferred	C	2.54	1.12	579	1,306
DSC1-8	Inferred	C	2.00	1.75	901	1,335
DSC1-9	Inferred	C	1.00	0.51	293	1,242
SC1-2	Inferred	C	4.41	0.81	388	1,066
DSC1-7	Inferred	D	1.56	2.09	708	1,292
DSC1-8	Inferred	D	1.00	1.69	880	1,292

23.3.3           Porvenir Dos

Block	Category	Zone	True Width	Ag g/t	Au g/t	Tonnes
PD35-1	Inferred	SCV	3.35	0.95	394	23,558
PD36-1	Inferred	SCV	4.02	0.91	419	30,337
PD36-2	Inferred	SCV	3.90	0.83	363	26,638
PD36-4	Inferred	SCV	1.37	0.86	340	13,088
PD37-1	Inferred	SCV	3.82	0.60	473	28,080
PD37-2	Inferred	SCV	3.47	0.92	512	19,446
PD37-3	Inferred	SCV	1.00	0.63	253	6,988
PD38-1	Inferred	SCV	1.00	1.00	457	7,266
PD38-2	Inferred	SCV	2.81	0.90	320	14,616
PD36-1	Inferred	Cgl	1.00	0.57	324	8,203
PD36-3	Inferred	Cgl	1.00	1.23	749	9,131
PD36-4	Inferred	Cgl	1.13	0.90	728	8,289
PD37-1	Inferred	Cgl	2.06	0.40	241	14,492

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23.4             CIM Standard Definitions - Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socioeconomic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. These assumptions must be presented explicitly in Reports.

23.4.1           Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty which may attach to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

23.4.2          Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of

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technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

23.4.3           Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

23.5             CIM Standard Definitions - Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the

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Technical Report
Guanacevi Project
Range Consulting Group, LLC

Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

23.5.1           Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

23.5.2           Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

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